EXHIBIT 99

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with a discussion of Eckerd, Mexico department stores and Direct Marketing Services discontinued operations beginning on page 10, an explanation of the Company’s critical accounting policies beginning on page 7, the accompanying consolidated financial statements and notes thereto beginning on page 22, along with the unaudited Five-Year Financial Summary on page 43.

CORPORATE GOVERNANCE AND FINANCIAL REPORTING

Corporate governance and financial reporting have received considerable attention over the past several years. Because of JCPenney’s strong heritage in this area, many of the requirements of new regulations enacted in 2003 and 2002 were already mainstays of the way the Company does business. Moreover, management has enhanced the Company’s well-established programs and policies to ensure continued compliance with the highest levels of corporate governance. For example, management developed a reporting matrix that requires written certifications from a cross-discipline team of key members of management who have the greatest responsibility for verifying and reporting corporate results.

The Company also has a long history of integrity in financial reporting and remains committed to increasing the transparency to provide shareholders with a balanced view of the Company’s financial position and operating results. Significant enhancements were made and additional pages were included in last year’s Annual Report, with additional disclosures in the areas of strategic initiatives and financial goals, pension accounting and funding, stock option accounting, and forward-looking information related to operating results, cash flow and financing. This 2003 Annual Report continues the trend with the addition of an executive overview, discussion of corporate governance practices, risk management processes and additional pension disclosures. Management believes that the Company has made further progress toward the overall goal of transparency and informative financial disclosures and reporting.

EXECUTIVE OVERVIEW

2003 Accomplishments

Increased comparable store sales — Comparable department store sales increased 0.9% in 2003, representing the third consecutive year of improvement.

Achieved Catalog/Internet sales growth — Catalog/Internet sales increased 3.3% in 2003 after two years of significant sales declines. Internet sales continue to experience strong growth, increasing by 50.8% in 2003.

Operating Results from Continuing Operations

($ in millions, except EPS)	2003		2002	2001
Gross margin	$6,620		$6,334	$6,082
SG&A expenses	5,830		5,634	5,529

Operating profit(1)	790		700	553
Net interest expense	261		226	231
Real estate and other (income)/expense	(17)		59	48

Income from continuing operations before income taxes	546		415	274
Income tax expense	182		130	92

Income from continuing operations	$364		$285	$182

Diluted earnings per share from continuing operations	$1.21		$0.95	$0.57

Comparable department store sales(2) increase	0.9%		2.7%	3.4%
Catalog/Internet sales increase/(decrease)	3.3	%(3)	(22.0)%	(19.7)%

(1)	Management evaluates the performance of the Company’s Department Stores, Catalog and Internet based on revenues and expenses that are considered to be part of normal ongoing operations. Accordingly, excluded from management’s assessment are items such as real estate activities, gains and losses on the sale of real estate properties, and asset impairments and other charges associated with closing Store and Catalog facilities. Such items are recorded in Real Estate and Other in the Consolidated Statements of Operations.

(2)	Comparable store sales include the sales of stores after having been open for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th fiscal month. Comparable store sales are presented on a 52-week basis. In 2003, the 53rd week accounted for department store sales of $158 million.

(3)	Includes the effect of $46 million of sales for the 53rd week of 2003. On a 52-week basis, total Catalog/Internet sales increased 1.5% and Internet sales increased 47.8%.

Improved profitability — Operating profit for 2003 increased 13% compared to 2002, primarily as a result of gross margin improvements from better execution in a centralized environment. Diluted earnings per share (EPS) from continuing operations of $1.21 for 2003 improved 27% compared to 2002.

Generated positive free cash flow — The Company generated $379 million of free cash flow from continuing operations in 2003. Free cash flow from continuing operations is defined as cash provided by operating activities less dividends and capital expenditures, net of proceeds from the sale of assets.

While free cash flow is a non-GAAP financial measure, management believes it is important in evaluating the Company’s financial performance and measuring the ability to generate cash without incurring additional external financing. Free cash flow should be considered in addition to, rather than as a substitute for, cash provided by operating activities. The following table reconciles cash provided by operating activities (GAAP) to free cash flow from continuing operations (non-GAAP measure):

Free Cash Flow from Continuing Operations

($ in millions)	2003	2002	2001
Net cash provided by operating activities (GAAP)	$812 (1)	$522 (1)	$440
Less:
Capital expenditures	(373)	(315)	(315)
Dividends paid	(160)	(161)	(161)
Plus:
Proceeds from sale of assets	100	38	61

Free cash flow from continuing operations(2)	$379	$84	$25

(1)	Includes $300 million discretionary cash pension contributions in both 2003 and 2002.

(2)	Free cash flow from discontinued operations was $(48) million, $464 million and $189 million in 2003, 2002 and 2001, respectively.

J. C. Penney Company, Inc.	6

Strengthened liquidity — The Company ended 2003 with approximately $3.0 billion of cash and short-term investments, in excess of 55% of the $5.4 billion outstanding long-term debt. The cash balance continues to provide liquidity and flexibility during the Company’s turnaround.

HOLDING COMPANY

Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders’ ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP’s outstanding debt securities. The Holding Company and its consolidated subsidiaries, including JCP, are collectively referred to in this Annual Report as “Company” or “JCPenney,” unless indicated otherwise. See Basis of Presentation in Note 1 on page 26 for further discussion.

CRITICAL ACCOUNTING POLICIES

The application of accounting policies necessarily involves judgment and, in certain instances, the use of estimates and assumptions. Different amounts could be reported under different conditions or using different assumptions. Management believes that the accounting policies used to develop estimates that are the most critical to understanding and evaluating the Company’s reported results relate to: inventory valuation under the retail method of accounting; valuation of long-lived and intangible assets, including goodwill; estimation of reserves and valuation allowances, specifically related to closed stores, insurance, income taxes, litigation and environmental contingencies; and pension accounting.

Revenue recognition was included in the discussion of critical accounting policies in the Company’s 2002 and 2001 Annual Reports; however, based on the following analysis it is not included as a critical accounting policy in this Report. In the SEC’s published guidance, a critical accounting estimate is one that is both (1) material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the effect of the estimate and/or assumption on financial condition or operating performance is material. While net retail sales are material, the Company’s business is fairly straightforward. Customers purchase merchandise and services with credit or debit cards, cash or gift cards, and revenue is recognized at the point of sale when payment is made and customers take possession of the merchandise in department stores, at the point of shipment of merchandise ordered through Catalog/Internet, or in the case of services, the customer has received the benefit of the service, such as salon, portrait, optical or custom decorating. Other than estimating returns, there is very little subjectivity involved in determining when to recognize revenue. Sales returns are not significant for retail stores due to the relatively short timeframe in which returns are typically made and the visibility of the merchandise to the customer. For Catalog/Internet, however, the return period is longer and return rates higher due to the nature of the business. The January 2002 changes in Catalog/Internet payment and shipping policies led to lower return rates. The Company records an allowance for estimated returns based on the returns policy in place and historical experience. The majority of the allowance relates to estimated Catalog/Internet returns and is considerably lower than the level prior to the policy changes. While returns have historically been within expectations and the recorded allowance has been adequate, management reviews actual return experience periodically and adjusts the allowance, as appropriate. As a result of this reconsideration of the SEC’s guidance, management has concluded that revenue recognition is not a critical accounting estimate for the Company.

The Company’s management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s disclosures relating to these policies in this Management’s Discussion and Analysis.

Inventory valuation under the retail method:

Inventories are valued primarily at the lower of cost (using the last-in, first-out or “LIFO” method) or market determined by the retail method for department store and store support center (SSC) inventory, and average cost for Catalog/Internet and the regional warehouse inventory. Under the retail method, inventory is segregated into groupings of merchandise having similar characteristics and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each grouping of merchandise. Cost factors represent the average cost-to-retail ratio for each merchandise group based on the beginning of period inventory plus the period’s purchase activity, as calculated on a monthly basis, for each store location. Accordingly, a significant assumption under retail method accounting is that the inventory in each group of merchandise is similar in terms of its cost-to-retail relationship and has similar gross margin and turnover rates. Management monitors the content of merchandise in these groupings to ensure distortions that would have a material effect on inventory valuation do not occur. The retail method inherently requires management judgment and certain estimates that may significantly impact the ending inventory valuation at cost as well as gross margin. Among others, two of the most significant estimates are permanent reductions to retail prices (markdowns) used to clear unproductive or slow-moving inventory and shortage (shrinkage).

Permanent markdowns designated for clearance activity are recorded at the point of decision, when the utility of inventory has diminished, versus the point of sale. Factors considered in the determination of permanent markdowns include: current and anticipated demand, customer preferences, age of the merchandise and fashion trends. The corresponding reduction to gross margin is also recorded in the period the decision is made.

7	J. C. Penney Company, Inc.

Shrinkage is estimated as a percentage of sales for the period from the last inventory date to the end of the fiscal year. Physical inventories are taken at least annually for all department stores, SSCs, warehouses and Catalog/Internet fulfillment centers on a staggered basis throughout the year, and inventory records are adjusted accordingly. The shrinkage rate from the most recent physical inventory, in combination with current events and historical experience, is used as the standard for the shrinkage accrual rate for the next inventory cycle.

To estimate the effects of inflation/deflation on ending inventory, an internal index measuring price changes from the beginning to the end of the year is calculated using merchandise cost data at the item level. Prior to 2002, this index was based on retail prices. See Merchandise Inventories in Note 1 on page 29 for more details on the change.

Valuation of long-lived and intangible assets, including goodwill:

Management evaluates the recoverability of identified intangibles and goodwill, annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. One of the triggering events for possible goodwill impairment is a “more-likely-than-not” expectation that the reporting unit will be sold. Given the fact that as of year-end 2003 management had been authorized by the Board of Directors to sell Eckerd and was engaged in active negotiations with interested parties, a goodwill impairment review was performed.

Management completed the two-step impairment test prescribed by Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” In step one of the test, to determine the fair value of Eckerd as a whole, management used the bid amounts received, and determined that, as of year-end 2003, an indication of impairment existed because the carrying amount of Eckerd net assets, including goodwill, exceeded fair value. In step two, management completed a detailed analysis to assign fair values to all of the Eckerd assets and liabilities, including identifying and valuing any unrecognized intangible assets that may have current value. Management compared the resulting implied fair value of goodwill to the corresponding carrying amount and determined that there was no impairment as of year-end 2003. Management did determine, however, that an adjustment was necessary to reduce the Company’s investment in Eckerd to its fair value less costs to sell. See further discussion related to goodwill in Note 1 beginning on page 29, discussion of the treatment of Eckerd as a discontinued operation and the fair value and related tax adjustment beginning on page 10 and in Note 2.

Management also performed the annual evaluation of goodwill as it relates to the Company’s investment in its Renner Department Stores in Brazil. The fair value of the Company’s Renner Department Store operation was determined using the expected present value of corresponding future cash flows, discounted at a risk-adjusted rate. Management concluded that there was no evidence of impairment as of year-end 2003.

In addition, management evaluates recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, for example, when a store’s performance falls below minimum Company standards. In the fourth quarter, management reviews the performance of individual stores. Underperforming stores are selected for further evaluation of the recoverability of the carrying amount. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured as the excess of carrying value over the fair value of the impaired asset. Management estimates fair value based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company’s current business model. Additional factors are taken into consideration, such as local market conditions, operating environment, mall performance and other trends. Impairment losses totaling $26 million, $47 million and $42 million in 2003, 2002 and 2001, respectively, were recorded for underperforming department stores and underutilized Catalog and other facilities. If different assumptions were made or different market conditions were present, any estimated potential impairment amounts could be different.

As of the beginning of 2002, SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” became effective. See discussion of the pro forma impact of SFAS No. 142 on 2001 results under Note 1 on pages 29-30.

Reserves and valuation allowances:

Based on an overall analysis of store performance and expected trends, management periodically evaluates the closing of under-performing stores. Reserves are established at the time of closure for the present value of any remaining lease obligations (PVOL) net of estimated sublease income, severance and other exit costs, as prescribed by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” See further discussion in Note 1 on page 30. Two key assumptions in calculating the reserve include the timeframe expected to terminate lease agreements and estimations of other related exit costs. If different assumptions were used regarding the timing and potential termination costs, the resulting reserves could vary from recorded amounts. Reserves are reviewed periodically and adjusted when necessary.

The Company records a provision for workers’ compensation and general liability risk based on independent actuarial best estimates of claims that have been reported, as well as those incurred but not yet reported, resulting from historical experience and current data. Total estimated claim amounts are discounted using a risk-free rate. The actuary provides a range of estimated liability, and the Company targets the provision above the midpoint of that range.

Income taxes are estimated for each jurisdiction in which the Company operates. This involves assessing the current tax exposure together with temporary differences, which result from differing treatment of items for tax and book purposes. Deferred tax assets and liabilities are provided for based on these assessments. Deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed unlikely, a valuation allowance is recorded. Deferred tax liabilites are provided for when the Company considers that it is probable that taxes will be due. Deferred liabilities are evaluated and adjusted as appropriate, considering the progress of audits of various taxing jurisdictions. Management does not expect the

J. C. Penney Company, Inc.	8

outcome of tax audits to have a material adverse effect on the Company’s financial condition, results of operations or cash flow. Many years of data have been incorporated into the determination of tax reserves and the Company’s estimates have been reasonable.

The Company is involved in legal proceedings and governmental inquiries associated with employment and other matters. A reserve has been established based on management’s best estimates of the Company’s potential liability in these matters. This estimate has been developed in consultation with in-house and outside counsel and is based upon a combination of litigation and settlement strategies. Management does not believe that these proceedings and inquiries, either individually or in the aggregate, will have a material adverse effect on the Company’s consolidated financial position or results of operations. See further discussion in Note 19.

Reserves for potential environmental liabilities related to facilities, most of which the Company no longer operates, are adjusted based on the Company’s experience, as well as consultation with independent engineering firms and in-house legal counsel, as appropriate. The reserve was increased in 2002 to an amount that the Company continues to believe is adequate to cover estimated potential liabilities.

Pension:

Pension accounting — The Company sponsors a non-contributory qualified defined benefit pension plan (the primary pension plan), supplemental retirement plans for certain management and key associates and other postretirement benefit plans. Refer to Note 15 for further discussion of these plans. Major assumptions used in accounting for these plans include the expected long-term rate of return on plan assets and the discount rate. Assumptions are determined based on Company information and market indicators, and are evaluated at each annual measurement date (October 31). A change in any of these assumptions would have an effect on the Company’s pension and other postretirement benefit plan costs. These assumptions require significant judgment, and the calculation of pension costs is relatively complex. The Company utilizes third parties, including actuarial and investment advisory firms, to help evaluate annually the appropriateness of the expected rate of return, the discount rate and other pension plan assumptions. The following discussion relates to the primary pension plan only, as it makes up the majority of recorded pension expense and related asset/liability amounts in the consolidated financial statements.

Market-related value of plan assets — In accounting for pension costs, the Company uses fair value, which is the market value of plan assets as of the annual measurement date, to calculate the expected return on assets and gain/loss amortization components of net periodic pension expense. If the Company were to use a calculated value, such as a three- or five-year moving average, to determine the market-related value of plan assets and recognize variances from expected results on a delayed basis, the amount of pension expense or income recognized could vary significantly from that recorded under the Company’s current methodology. This would have been especially true in 2003 and 2002, given the significant decline in the global equity markets. The fair value approach, which is the Financial Accounting Standards Board’s (FASB’s) preferred methodology, required the Company to reflect this decline in the fair value of the plan’s assets. The impact on 2003 and 2002 earnings is discussed below.

Return on plan assets — To develop its expected return on plan assets, the Company considers its long-term asset allocation policy, historical returns on plan assets and overall capital markets, taking into account current and expected market conditions. The Company’s primary pension plan is well diversified with an asset allocation policy that provides for a 70%, 20% and 10% mix of equities (U.S., non-U.S. and private), fixed income (investment-grade and high-yield) and real estate (private and public), respectively. This allocation provides the pension plan with the appropriate balance of investment return and volatility risk, given the funded nature of the plan, its present and future liability characteristics and its long-term investment horizon. See further discussion of the asset allocation strategy for plan assets in Note 15.

Since the inception of the Company’s primary pension plan in 1966 through the October 31, 2003 measurement date, the average annual return has been 9.3%. However, from 2000 to 2002, the fair value of pension assets declined as a result of the poor performance in the global equity markets. With the strong capital market performance in 2003, the return on plan assets through October 2003 was 19.5%, partially recovering the previous decline in fair value. Because the fair value of plan assets is measured as of a point in time, the change in fair value between measurement dates affects the subsequent year’s net pension expense. The decline in fair value from October 2000 to October 2002 of approximately $700 million negatively impacted the net pension expense trend from 2001 to 2003. In 2001, net periodic pension income contributed $76 million to pre-tax earnings. In contrast, pension expense of $24 million and $130 million was incurred in 2002 and 2003, respectively. Since inception, the Company’s primary pension plan has incurred cumulative pre-tax expense of approximately $32 million. This is the result of cumulative pension expense during the 1966-1984 period of $366 million, cumulative pension income during the 1985-2001 period of $488 million, and pension expense in 2002 and 2003 totaling $154 million. In 2002, the Company lowered the expected rate of return from 9.5% to 8.9% to reflect lower historical and expected future rates of return among all asset classes. See discussion of the impact on earnings below.

Discount rate — The Company lowered the discount rate used to measure the pension obligation from 7.10% to 6.35% in 2003, and from 7.25% to 7.10% in 2002, based on the yield to maturity of a representative portfolio of AA-rated corporate bonds as of the October 31 measurement dates in 2003 and 2002, with average cash flow durations similar to the pension liability. This methodology is consistent with guidance in SFAS No. 87, “Employers’ Accounting for Pensions,” to use the rate currently available on high quality bonds and the subsequent guidance issued by the Securities and Exchange Commission that high quality bonds should be those with at least AA rating by a recognized rating agency.

Impact on earnings and sensitivity — As a result of asset performance over the 2001 to 2002 timeframe, the Company incurred a significant increase in net pension costs, which incrementally reduced EPS by approximately $0.24 in 2003 and $0.20 in 2002. While the improved returns on plan assets as well as the discretionary contribution made in 2003 are expected to lower the 2004

9	J. C. Penney Company, Inc.

expense, this is somewhat offset by the fact that the Company has lowered the discount rate in each of the last two years due to the general decline in interest rates over this period. The 2004 net pension expense is anticipated to be at least $30 million lower than in 2003. The sensitivity of the pension expense to a plus or minus one-half of one percent of expected return on assets is a decrease or increase in expense of approximately $0.03 per share. The sensitivity of the pension expense to a plus or minus one-half of one percent of the discount rate is a decrease or increase in expense of approximately $0.07 per share.

Pension Funding:

Funding policy — The Company’s funding policy is to maintain a well-funded primary pension plan throughout all business and economic cycles. Maintaining a well-funded plan over time provides additional financial flexibility to the Company, including lower pension expense and reduced cash contributions, especially in the event of a decline in the market. In addition, a well-funded plan assures associates of the plan’s and the Company’s financial ability to continue to provide competitive retirement benefits, while at the same time being cost effective. The Company targets to maintain a funded ratio in the range of 110% to 130%, which is the plan’s assets as a percent of the actuarial funding liability under the Employee Retirement Income Security Act of 1974 (ERISA).

Funding history — Since the plan’s inception, the Company has contributed $1.4 billion, or approximately $840 million on an after-tax basis, to the primary pension plan. Over this timeframe, actual investment return on plan assets has generated a significant portion of the $5.8 billion in pension plan total value, defined as $2.3 billion in cumulative benefit payments to retired associates plus $3.5 billion in plan assets at year-end 2003. In effect, the Company’s cumulative after tax cash contributions over this timeframe represent 14% of the plan’s total value (i.e., $840 million as a percent of $5.8 billion). The remainder of the plan’s total value has been generated by the actual investment returns since inception. The Company targets to maintain its portion of the primary pension plan’s total value to a level of 20% or less, primarily through its funding policy and asset mix strategy. Targeting the Company’s portion of the pension plan’s total value at this level is important since cash contributions to the plan utilize capital resources from investors and have an associated cost of capital.

The Company made cash contributions to the primary pension plan annually during the 1966-1983 period in order to provide an asset base to support the accelerating liability growth in the early years of the plan. Over the 1984-2003 period the Company made cash contributions to the plan in six years (1993-1996, 2002 and 2003), and no contributions in the other 14 years due to maintaining a well-funded plan and the actual investment return on plan assets.

The primary pension plan’s ERISA actuarial funding liability at year-end 2003 was characterized by approximately 3% annual growth. Plan expenses and cash benefits paid to retirees were about 6% of plan assets in 2003. This resulted in a total annual liability requirement for the plan of about 9%. The composition of this annual liability requirement reflects the Company’s employee demographics in terms of length of service, compensation and age. In contrast, during the 1966-1983 period, or the plan’s early years, the liability characteristics of the plan reflected a higher annual liability growth rate and a lower cash benefit payment to retirees.

Asset allocation strategy — The primary pension plan’s asset allocation strategy is designed to mitigate this annual liability requirement and result in a cost-effective level of pension expense and cash contributions over time to the Company as discussed above. In effect, the plan’s asset allocation strategy needs to produce an average return on assets of approximately 9% or higher in order to eliminate cash contributions to the plan on a sustainable long-term basis, given the plan’s current annual liability requirement and funded position. This was the case during most of the 1984-2003 period as discussed above. In periods of significant capital market declines, such as 2001 and 2002, the plan’s surplus is utilized first to mitigate the annual liability requirement, and then the Company’s available cash resources are utilized to restore the plan’s funded ratio to a targeted level.

Funded status — The Company’s primary pension plan remains in a well-funded position. Although no additional funding was required under ERISA, the Company made discretionary contributions of $300 million, or $190 million after tax, to its primary pension plan in October of both 2003 and 2002. At October 31, 2003, plan assets of $3.5 billion, which included the current year contribution of $300 million, were approximately 129% of the $2.7 billion ERISA funding liability. At October 31, 2002 and 2001, the funded ratios were 112% and 121%, respectively. The decline in the 2002 funded ratio resulted primarily from the declines in the global equity markets, partially offset by the Company’s 2002 contribution to the plan mentioned above.

Expected contributions — Contributions required subsequent to 2003 for the primary pension plan are dependent on asset returns and future discount rates. The Company does not anticipate minimum funding requirements in 2004 under ERISA. It may decide to make a discretionary contribution, however, depending on market conditions, the funded position of the primary pension plan and the Company’s financial condition. See further discussion in Note 15.

DISCONTINUED OPERATIONS

Eckerd Drugstores

During the fourth quarter of 2003, the Company’s Board of Directors authorized Company management to sell the Eckerd Drugstore operation. Management is currently in active negotiations with interested parties. It is currently anticipated that a definitive agreement(s) may be reached subsequent to the printing of this Annual Report. Any adjustments which may be required as a result of final negotiations with the ultimate buyer(s) will be communicated through a Form 8-K and press release, and reflected in the Company’s results in the corresponding quarter. Having met the criteria of SFAS No. 144, Eckerd’s net assets have been classified as “held for sale” and its results of operations and financial position presented as a discontinued operation as of year-end 2003. All prior periods presented have been reclassified to conform to this accounting treatment.

For 2003, the $1.3 billion loss from Eckerd discontinued operations, net of tax, includes a non-cash charge of $450 million to reflect the investment in Eckerd at its estimated fair value less costs to sell, and a charge of $875 million to recognize an estimated deferred tax liability for the excess of estimated fair value over the tax basis of Eckerd’s net assets. The tax basis of Eckerd is lower than its book basis because the Company’s drugstore acquisitions were

J. C. Penney Company, Inc.	10

largely tax-free transactions. See further discussion of management’s evaluation of potential goodwill impairment under SFAS No. 142 and an analysis of the carrying value of the Company’s investment in Eckerd compared to the fair value less costs to sell under SFAS No. 144, and the related tax impact, in Note 2.

The 2003 loss from discontinued operations excludes the future operating results and any future gains or losses resulting from the pending sale of Eckerd. The final financial impact of the pending sale of Eckerd is dependent upon the results of the final negotiations with the ultimate buyer(s).

Mexico Department Stores

Effective November 30, 2003, the Company closed on the sale of its Mexico department store operation, consisting of six department stores, to Grupo Sanborns S.A. de C.V. of Mexico City. The stock sale transaction, which included the Mexico holding company and operating companies comprising JCPenney’s Mexico department store operation, resulted in a loss of $14 million, net of a $27 million tax benefit. The loss was principally related to currency translation losses of $25 million accumulated since operations began in 1995 that were previously reflected as reductions to stockholders’ equity. Additional components of the loss include potential liability on certain store leases, inventory shrinkage and transaction costs.

Direct Marketing Services

In 2001, the Company closed on the sale of its J. C. Penney Direct Marketing Services, Inc. (DMS) assets, including its J. C. Penney Life Insurance subsidiaries and related businesses, to a U.S. subsidiary of AEGON, N.V. DMS was reflected as a discontinued operation in the 2000 Annual Report, with an estimated net loss of $296 million on a planned sale. In 2001, the transaction closed earlier than anticipated, resulting in an additional loss of $16 million. In 2002, tax regulation changes enabled the Company to take additional capital loss deductions, resulting in a $34 million gain on the sale of discontinued operations for the year. In 2003, the tax liability was reduced by $4 million because of a tax audit.

The Company’s financial statements, accompanying notes and other information provided in this Annual Report reflect these businesses as discontinued operations for all periods presented.

RESULTS OF OPERATIONS

The following discussion and analysis, consistent with all other financial data throughout this Annual Report, focuses on the results of operations and financial condition from the Company’s continuing operations.

[GRAPHIC]

Income from Continuing Operations

The Company’s profitability improved as the turnaround continued to progress. Income from continuing operations was $364 million, $285 million, and $182 million in 2003, 2002 and 2001, respectively. After a challenging first quarter in 2003, significant actions were taken in merchandising, marketing and expense control. Recovery plans were put in place, and as a result, 2003 sales and operating profits rebounded during the balance of the year. EPS from continuing operations in 2003 increased 27% to $1.21 compared to $0.95 last year and $0.57 in 2001, driven by improved operating profit. All references to EPS are on a diluted basis, unless otherwise indicated.

Included in the Company’s income from continuing operations is higher incremental after-tax pension expense of about $71 million, or $0.24 per share in 2003 and $59 million, or $0.20 per share in 2002, as discussed in Pension: Impact on Earnings and Sensitivity on pages 9-10.

Retail Sales, Net

($ in millions)	2003		2002	2001
Retail sales, net	$17,786		$17,633	$18,092

Sales percent increase/(decrease):
Total department stores	0.5	%(1)	1.9%	1.5%
Comparable stores(2)	0.9%		2.7%	3.4%
Catalog/Internet	3.3	%(3)	(22.0)%	(19.7)%

(1)	Includes the effect of $158 million of sales for the 53rd week of 2003. On a 52-week basis, total department store sales decreased 0.6%.

(2)	Comparable store sales include the sales of stores after having been open for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th fiscal month. Comparable store sales are presented on a 52-week basis.

(3)	Includes the effect of $46 million of sales for the 53rd week of 2003. On a 52-week basis, total Catalog/Internet sales increased 1.5% and Internet sales increased 47.8%.

Comparable department store sales increased for the third straight year. Despite starting off the year in a challenging retail environment and generating a comparable store sales decrease of 4.8% in the first quarter, the Company took significant actions related to merchandise content and marketing and recorded a solid 3.2% comparable store sales gain for the fourth quarter and 0.9% for the full year. Sales, which benefited from a powerful marketing program, were strong across the country and in most merchandise divisions. Sales gains in 2003 were led by Home and Jewelry. Specific categories performing exceptionally well were diamonds, children’s apparel, window, bedding, housewares and furniture. The Company’s seven key private brands—JCPenney Home Collection, St. John’s Bay, Arizona, Worthington, Stafford, Delicates and Okie Dokie—had strong sales with momentum building in the second half. Women’s apparel sales were soft, particularly dresses, which experienced general weakness across the industry. Total department store sales include sales from the Renner Department Stores in Brazil of $273 million, $249 million and $252 million in 2003, 2002 and 2001, respectively.

Catalog/Internet sales increased 3.3% for 2003, after experiencing significant declines in both 2002 and 2001. Customers responded favorably in 2003 to better merchandise assortments,

11	J. C. Penney Company, Inc.

value pricing and certain marketing events, including free shipping. Sales reflected less reliance on Big Books and a focus on targeted specialty books and Internet. Total Internet sales, which are an integral part of the Company’s three-channel retailing strategy, continued to increase. Internet sales were $617 million, $409 million and $349 million in 2003, 2002 and 2001, respectively. In 2002, Catalog/Internet was impacted by planned lower page counts, lower circulation of catalogs, changes to payment policies and fewer outlet stores.

Gross Margin

($ in millions)	2003	2002	2001
FIFO gross margin	$6,614	$6,340	$6,073
LIFO credit/(charge)	6	(6)	9
LIFO gross margin	$6,620	$6,334	$6,082
As a percent of sales	37.2%	35.9%	33.6%

Gross margin improved for the third consecutive year and was $6,620 million compared to $6,334 million in 2002 and $6,082 million in 2001. As a percent of sales, gross margin improved 130 basis points over last year and represents a 540 basis-point increase over the past three years. Improvement reflects better execution and continuing benefits from the centralized merchandising model, which was initially rolled out in 2000, with most components of the model substantially complete by the end of 2003. Benefits of the centralized model have included better merchandise offerings, a more integrated marketing plan, more leverage in the buying and merchandising process and more efficient selection and allocation of merchandise to individual department stores. Inventory management, specifically lower levels of Catalog/Internet liquidation merchandise, also contributed to the improvement in 2002 over 2001.

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Selling, General and Administrative (SG&A) Expenses

($ in millions)	2003	2002	2001
SG&A expenses	$5,830	$5,634	$5,529
As a percent of sales	32.8%	32.0%	30.5%

SG&A expenses have increased over the past two years due primarily to higher planned advertising, transition costs for the new store support center (SSC) distribution network and higher non-cash pension expense. The new SSC network for department stores is a key component of the Company’s centralization initiative. The Company began rolling out the SSCs in 2002, with 10 SSCs in operation by the end of 2002. The additional three planned SSCs were in operation by mid-2003. The transition to SSCs was consistent with the Company’s plan in both timing and costs. As this new distribution process matures, the Company expects to attain benefits through operational efficiencies and the improved flow of merchandise. In 2002, expenses totaling $17 million were recorded primarily for the severance for employees impacted by the transition to SSCs and Catalog/Internet distribution facilities that closed in 2003.

Also included in SG&A expense in 2003 is a $21 million charge for costs related to the implementation of the first phase of the Company’s previously announced cost savings initiative. See Cost Savings Initiative below.

The Company recorded discretionary contributions to its employee 401(k) savings plan of $19 million, $20 million and $48 million for 2003, 2002 and 2001, respectively, to reflect a match at more competitive levels. The additional 2003 contribution, along with the standard match, was made in cash in early 2004.

Partially offsetting these increased expenses were savings in store labor costs, principally from the conversion to centralized checkouts in the stores, progress toward the elimination of in-store receiving, Catalog/Internet expense management and centralized store expense management. In 2002, SG&A expenses were reduced by approximately $27 million from reductions in Company contributions toward retiree medical costs. These savings continued in 2003 and annualized savings are expected to continue at the same level.

Cost Savings Initiative

The Company has begun the first steps of a previously disclosed cost savings initiative. When fully implemented, this initiative is expected to reduce expenses by at least $200 million annually. The first steps of the initiative include the following:

•	Catalog Telemarketing Center: The Company will close its Austin, Texas, telemarketing center in the second quarter of 2004 and reallocate the call volume to its remaining telemarketing centers. Approximately 450 positions will be eliminated.

•	SSC Network: The Company will assume the management responsibility for the six SSCs that were initially out-sourced to third parties.

•	Corporate Organization: Certain functions in support areas will be centralized, and resources devoted to certain activities will be eliminated.

•	Marketing: The Company will be refining its marketing investment by eliminating less productive expenditures and reducing overall production costs. Some of the savings will be reinvested in media that supports sales growth.

J. C. Penney Company, Inc.	12

Operating Profit

($ in millions)	2003	2002	2001
Operating profit(1)	$790	$700	$553
As a percent of sales	4.4%	3.9%	3.1%

(1)	Excludes Interest Expense and Real Estate and Other.

Operating profit increased for the third straight year, primarily as a result of comparable store sales gains and gross margin improvement as the Company has realized some of the benefits from implementing its centralization initiatives.

As the Company continues executing its turnaround strategy, steps have been taken to continue to improve the merchandise offerings, present a more integrated and powerful marketing message and lower expenses. The Company’s financial goal is to generate operating profit of 6% to 8% of sales in 2005. The successful execution of the turnaround and progress toward improving profitability is impacted by customers’ response to the Company’s merchandise offerings, competitive conditions, the effects of current economic conditions, continued improvement in gross margin and the reduction of the expense structure.

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Net Interest Expense

Net interest expense totaled $261 million, $226 million and $231 million in 2003, 2002 and 2001, respectively. The increase in 2003 is primarily attributable to the increased debt level in 2003, particularly the $600 million of debt issued early in the year, as well as lower returns on short-term investments. Long-term debt, excluding equipment financing, of approximately $442 million and $920 million matured and was paid in 2003 and 2002, respectively. See Note 2 for explanation of interest expense allocated to Eckerd.

Real Estate and Other (Income)/Expense

($ in millions)	2003	2002	2001
Real estate activities	$(28)	$(25)	$(31)
Net gains from sale of real estate	(51)	(16)	(57)
Asset impairments, PVOL and other unit closing costs	57	75	70
Centralized merchandising process costs	—	—	36
Other	5	25	30

Total	$(17)	$59	$48

Real estate activities consist of operating income for the Company’s real estate subsidiaries. The Company recognized net gains on the sale of facilities that were no longer being used in Company operations and investments in real estate partnerships.

In 2003, the Company recorded charges of $57 million for asset impairments, the present value of lease obligations (PVOL) and other unit closing costs. These costs consisted of $22 million of accelerated depreciation for Catalog facilities closed in second quarter of 2003, $26 million of asset impairments, $11 million of unit closing costs related primarily to remaining lease obligations and a $2 million reduction to a previously established reserve. Impairments relate primarily to department stores and are the result of the Company’s ongoing process to evaluate the productivity of its asset base, as described under Valuation of Long-Lived and Intangible Assets, Including Goodwill on page 8.

The Company recorded charges of $75 million in 2002 related primarily to asset impairments and PVOL for certain department stores, Catalog and other facilities.

The Company recorded charges of $70 million in 2001, comprised of asset impairments and PVOL, and included $28 million of restructuring charges that principally represented adjustments to the 2000 store closing plan and a modification to include two additional units.

In 2001 the Company incurred $36 million of costs related to the centralized merchandising process.

Other includes operating losses of $10 million in 2002 and $19 million in 2001 related to third-party fulfillment operations that were discontinued in 2002.

Income Taxes

The overall effective tax rates for continuing operations were 33.2%, 31.5% and 33.4% for 2003, 2002 and 2001, respectively. The income tax rate was lower in 2002 than what it otherwise would have been because of a tax law change allowing the deductibility of all dividends paid to the Company’s savings plan, with a one-time provision to include certain of the prior year’s dividends.

Due to current income levels, certain state tax planning benefits have not been utilized, resulting in a lower tax benefit. Based on the short time periods for carryforwards in certain states, valuation allowances of $108 million and $80 million in 2003 and 2002, respectively, have been established for those benefits not expected to be realized.

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company implemented a long-term financing strategy in 2001 to help strengthen its liquidity position, ensure adequate financial flexibility and enable opportunistic access to the capital markets during the course of its turnaround. The strategy was designed to allow sufficient time to restore the Company’s profitability to more competitive levels, while at the same time providing the resources to support the operational and strategic needs of the business. To date, this strategy has been successful.

The Company’s financial condition and liquidity has improved steadily since the beginning of the turnaround in 2001, and that trend continued in 2003. At year-end 2003, the Company had approximately $3.0 billion of cash investments, which represented in excess of 55% of the $5.4 billion of outstanding long-term debt, including current maturities. This compares with cash investments of approximately $2.5 billion at the end of 2002. The

13	J. C. Penney Company, Inc.

increase in cash investments in 2003 was comprised principally of $379 million of positive free cash flow from continuing operations (see table below) and $157 million of net additions to long-term debt. These cash balances support the Company’s liquidity needs during its turnaround, at a time when the Company has limited access to the capital markets due to its credit ratings.

Credit Ratings

As of March 16, 2004, ratings were as follows:

	Senior Implied	Long- term Debt
Moody’s Investors Service, Inc.	Ba2	Ba3
Standard & Poor’s Ratings Services	BB+	BB+
Fitch Ratings	N/A	BB

The Company has maintained Moody’s Investors Service’s highest liquidity rating (SGL-1) as a result of its strong liquidity position.

Free Cash Flow from Continuing Operations

($ in millions)	2003	2002	2001
Net cash provided by operating activities	$812 (1)	$522 (1)	$440
Less:
Capital expenditures	(373)	(315)	(315)
Dividends paid	(160)	(161)	(161)
Plus:
Proceeds from sale of assets	100	38	61

Free cash flow from continuing operations(2)	$379	$84	$25

(1)	Includes $300 million discretionary cash pension contributions in both 2003 and 2002.

(2)	Free cash flow from discontinued operations was $(48) million, $464 million and $189 million in 2003, 2002 and 2001, respectively.

Free cash flow is an important financial measure, which is widely focused upon by investors. Although it is not a GAAP measure, it is derived from components of the GAAP cash flow statement. Positive free cash flow generated by a company indicates the amount of cash available for reinvestment in the business, or cash that can be returned to investors through increased dividends, stock repurchase programs, debt retirements, or a combination of these. Conversely, negative free cash flow indicates the amount of cash that must be raised from investors through new debt or equity issues, reduction in available cash balances, or a combination of these.

Free cash flow in 2003, including a $300 million discretionary ($190 million after tax) cash contribution to the Company’s pension plan, exceeded plan for the year and represented the fourth consecutive year of positive free cash flow. Cash flow benefited from improved operating results, prudent management of capital expenditures after a challenging first quarter, and accounts payable and accrued expense benefits associated with this year’s 53rd week.

Financing Transactions

During 2003, the Company retired $442 million of long-term debt, principally debt issues that matured during 2003, and on February 28, 2003, the Company issued $600 million principal amount of unsecured 8.0% Notes Due 2010 at an effective rate of 8.125%.

Included in the 2003 retirements above are approximately $117 million of the $119 million 6.9% Debentures Due 2026 that were put to the Company and retired in August.

During 2002, approximately $920 million of long-term debt matured and was paid.

During 2002, the Company completed two transactions that were part of its long-term financing strategy. In May 2002, the Company executed a three-year $1.5 billion revolving credit agreement (credit facility). Indebtedness incurred under the credit facility is collateralized by all eligible domestic inventory, as defined in the credit facility agreement. This credit facility provides the Company with an additional source of liquidity for working capital needs and letter of credit support. No borrowings have been made under this credit facility, other than the issuance of import and standby letters of credit, which totaled $227 million as of year-end 2003. The Company was in compliance with all financial covenants of the credit facility as of January 31, 2004. See further discussion of these covenants below.

In August 2002, the Company completed a debt exchange in which certain bondholders tendered approximately $227 million principal amount of three existing debt issues in exchange for new 9.0% Notes Due 2012 with a principal amount of approximately $230 million. Bondholders exchanged $79 million principal amount of the Company’s 6.125% Notes Due 2003, $67 million principal amount of its 7.375% Notes Due 2004 and $81 million principal amount of its 6.9% Debentures Due 2026. This transaction effectively extended the maturity on amounts represented by the exchanged notes and strengthened the Company’s liquidity.

During 2001, $250 million principal amount of notes matured and was paid. The Company issued $650 million of 5% convertible subordinated notes in a private placement in October 2001.

Debt Covenants and Other

Under the credit facility discussed above, the Company must maintain an asset coverage ratio, defined as eligible inventory to total revolving credit exposure, of at least 1.75 to 1.0. Given that there were no borrowings other than the issuance of letters of credit, this ratio was 14.1 to 1.0 at year-end 2003, far exceeding the requirement.

Additionally, the credit facility includes a financial performance covenant, which consists of a maximum ratio of total debt to consolidated EBITDA (leverage ratio, as defined in the credit agreement, which includes Eckerd) as measured on a trailing four-quarters basis, calculated at each quarter end. As of year-end 2003, the actual leverage ratio was 3.31 to 1.0, well within the prescribed limit of 4.25 to 1.0.

The Company has indentures covering approximately $755 million of long-term debt that contain a financial covenant requiring the Company to have a minimum of 200% net tangible assets to senior funded indebtedness (as defined in the indenture, which includes Eckerd). These indentures permit the Company to issue additional long-term debt if it is in compliance with the covenant. At year-end 2003, the Company’s percent of net tangible assets to senior funded indebtedness was 245%.

The Company’s liquidity is enhanced by the fact that the current debt portfolio and material lease agreements do not contain any provisions that could trigger early payments, acceleration or collateral support in the event of adverse changes in the Company’s financial condition.

The 7.4% Debentures Due 2037, with a principal amount of $400 million, contain put options that allow the investor to elect to have the debenture redeemed at par on April 1, 2005. For planning purposes, the Company assumes these holders will exercise the put option. Accordingly, these debentures are included as 2005 maturities in the Contractual Obligations table and related discussion on page 15.

J. C. Penney Company, Inc.	14

Contractual Obligations and Commitments

Aggregated information about the Company’s contractual obligations and commitments as of January 31, 2004, are presented in the following tables.

Contractual Obligations

($ in millions)	Total		2004	2005	2006		2007	2008	After 5 years
Long-term debt, including current maturities	$5,389	(1)	$242	$629	$236	(1)	$559	$878	$2,845
Short-term debt - Renner	18		18	—	—		—	—	—
Trade payables	1,167		1,167	—	—		—	—	—
Operating leases	1,170		213	186	145		112	99	415
Contractual obligations(2)	226		88	42	29		13	11	43

Total	$7,970		$1,728	$857	$410		$684	$988	$3,303

(1)	Includes $200 million face amount of original issue discount debentures; carrying amount at the end of 2003 was $167 million. See Note 9.

(2)	Includes (a) minimum purchase requirements for exclusive merchandise and royalty obligations; (b) minimum obligations for energy services, software maintenance and network services; and (c) minimum obligations for SSC building and equipment leases operated by third parties. As discussed in Note 14, JCP will assume these SSC obligations in the first half of 2004.

The Company is predominantly engaged in the retailing business of buying and selling merchandise. In the normal course of business, the Company issues purchase orders to vendors/suppliers for merchandise inventory to meet customer demand for fashion, seasonal and basic merchandise. The Company’s purchase orders are not unconditional commitments but, rather, represent executory contracts requiring performance by vendors/suppliers, including delivering the merchandise prior to a specified cancellation date and meeting product specifications and other requirements. Failure to meet agreed upon terms and conditions may result in the cancellation of the order. Accordingly, the table above excludes outstanding purchase orders for merchandise inventory that has not been shipped. Under the terms of the purchase orders, merchandise is purchased on a F.O.B. (Free on Board) shipping point basis. As a result, the cost of merchandise shipped but not received by the Company as of year end (in-transit merchandise) is recorded on the Consolidated Balance Sheets in Merchandise Inventory with a corresponding offset to trade payables. As of year-end 2003, the Company had approximately $382 million of domestic and foreign in-transit merchandise, which together with trade payables for merchandise already received, is reflected in the table above. Additionally, the Company issues letters of credit for merchandise inventory sourced overseas, which are included in the Commitments table below.

The Contractual Obligations table above does not include Company contributions to non-qualified supplemental retirement and postretirement medical plans, due to a plan amendment that may increase the Company’s cash requirements in the future. The Company funds ongoing benefits as payments are made to retirees and as medical claims are paid each year. Annual Company contributions for these plans have average approximately $30 million. See Note 15 for further discussion.

Commitments

($ in millions)	Total	2004	2005	2006	2007	2008	After 5 years
Standby and import letters of credit(1)	$227	$227	$—	$—	$—	$—	$—
Surety bonds(2)	90	90	—	—	—	—	—
Guarantees(3)	48	—	—	8	7	3	30

Total	$365	$317	$—	$8	$7	$3	$30

(1)	Standby letters of credit ($210 million at year-end) are issued as collateral to a third-party administrator for self-insured workers’ compensation and general liability claims.

(2)	Surety bonds are primarily for previously incurred and expensed obligations related to workers’ compensation and general liability claims.

(3)	Includes guarantees of $18 million on loans related to a real estate investment trust, $20 million related to a third-party reinsurance guarantee and $10 million related to certain leases for stores that were sold in 2003, which is recorded in other liabilities.

Capital Expenditures

Capital expenditures, including capitalized software costs, were $373 million, $315 million and $315 million in 2003, 2002 and 2001, respectively.

Capital expenditures were approximately $100 million below the original plan for 2003 due to more prudent management of capital spending implemented after a challenging first quarter. Capital investments in 2003 included the completion of the Department Store distribution center network, store modernizations and renewals, six new and relocated stores and technology investments.

Management expects 2004 capital expenditures to be about $500 million, with spending primarily related to 15 planned new and relocated stores, store modernizations and renewals, and technology investments.

Cash Flow and Financing Outlook

As of the end of 2003, the Company’s long-term financing strategy remains on track. Improved operating performance, four consecutive years of positive free cash flow and the sale of DMS in 2001 are the principal drivers that have increased the cash investment balance to approximately $3 billion as of year end. Notwithstanding the positive momentum generated over the past three years, management recognizes that many challenges and risks remain for 2004 and beyond (see Risk Management discussion on pages 17-19). Accordingly, management plans its cash needs on a conservative basis to ensure continued financial flexibility and liquidity.

Until the Company’s credit ratings (see ratings on page 14) can be restored to investment-grade status, access to the capital markets will be limited. Management believes that it is prudent to maintain sufficient cash balances during this period in order to support its business initiatives, peak seasonal borrowing needs, long-term debt maturities, dividends and contingency items, such as the cash pension contributions made in 2003 and 2002. As discussed on page 10, the Company may decide to make another discretionary contribution to the pension plan in 2004, depending on factors such as capital market conditions. Approximately $1.1 billion of long-term debt is scheduled to mature over the next three years.

15	J. C. Penney Company, Inc.

To minimize the impact from unforeseen events, management has developed various contingency plans to provide alternative courses of action under several scenarios, including deteriorating economic conditions, potential shortfalls in profits or cash flow and limited access to the capital markets. Such actions include adjustments to capital expenditure and working capital levels, as necessary, to maintain liquidity and financial flexibility within the parameters of the Company’s long-term financing strategy.

For 2004, free cash flow is expected to be negative by approximately $150 million. This reflects capital expenditures of approximately $500 million, higher working capital needs related to inventory, the reversal of 2003’s accounts payable and accrued expense benefits associated with the 53rd week, and dividend payments, which are subject to approval by the Company’s Board of Directors.

In accordance with its long-term financing strategy, the Company manages its financial position on a multi-year basis and may access the capital markets opportunistically. As a result of its strong liquidity position, the Company does not anticipate that additional external financing will be required in 2004 to fund its operating or strategic initiatives. Additionally, the Company does not expect to borrow under the $1.5 billion credit facility except to support ongoing letters of credit.

Dividend Policy

JCPenney paid quarterly dividends of $0.125 per share in 2003. The Company’s Board of Directors reviews the dividend policy and rate on a quarterly basis, taking into consideration the overall financial and strategic outlook for the Company, earnings, liquidity and cash flow projections, as well as competitive factors.

Operating Leases and Guarantees

Management takes operating leases into consideration in evaluating the Company’s capital structure and overall liquidity. See discussions on pages 15-17 and Note 14.

In December 2003, as part of the previously discussed cost savings initiative, JCP notified the third-party service providers of the six outsourced SSCs of its intent to terminate their services during the first half of 2004. On January 30, 2004, JCP purchased the equipment of four outsourced SSCs for $34 million. In accordance with the related service contracts, JCP will assume financial responsibility for the building and remaining equipment leases upon termination. As of January 31, 2004, JCP’s potential obligation related to these leases was $120 million.

JCP, through a wholly owned subsidiary, has investments in 15 partnerships that own regional mall properties, seven as general partner and eight as a limited partner. JCP’s potential exposure to risk is greater in partnerships in which it is a general partner. Mortgages on the seven general partnerships total approximately $345 million; however, the estimated market value of the underlying properties is approximately $600 million. These mortgages are non-recourse to JCP, so any financial exposure is minimal. In addition, the subsidiary has guaranteed loans totaling approximately $18 million related to investments in one real estate investment trust (REIT). The estimated market value of the underlying properties significantly exceeds the outstanding mortgage loans, and the loan guarantee to market value ratio is less than 6% as of January 31, 2004. In the event of possible default, the creditors would recover first from the proceeds of the sale of the properties, next from the general partner, then from other guarantors before JCP’s guarantee would be invoked. As a result, management does not believe that any potential financial exposure related to these guarantees would have a material impact on the Company’s financial position or results of operations.

As part of the 2001 DMS sale, the Company signed a guarantee agreement with a maximum exposure of $20 million. This relates to the 1994 sale of a block of long-term care business by a former subsidiary to a third party. As part of the 1994 sale agreement, the purchaser was required to maintain adequate reserves in a trust. The Company’s guarantee is the lesser of any reserve shortfall or $20 million. Any potential claims or losses are first recovered from established reserves, then from the purchaser and finally from any state insurance guarantee fund before the Company’s guarantee would be invoked. It is uncertain if, or when, the Company would be required to pay any claims under this guarantee.

Foreign Currency Risk

The Company operates 58 Renner Department Stores in Brazil. Sales were $273 million, $249 million and $252 million for 2003, 2002 and 2001, respectively. For the year ended January 31, 2004, other comprehensive income on currency translation for Brazil was a favorable adjustment of approximately $25 million. As part of the 2003 loss on the sale of its Mexico department stores, the Company recognized $25 million related to currency translation losses accumulated since Mexico operations began in 1995. Currency translation losses had been previously reflected through reductions to stockholders’ equity. Due to the limited nature of foreign operations, management believes that its exposure to market risk associated with foreign currencies does not have a material impact on its financial condition or results of operations.

Merchandise Inventory

Total LIFO inventory was $3,156 million at the end of 2003 compared with $2,970 million at the end of 2002. FIFO merchandise inventory was $3,199 million at the end of 2003, an increase from the prior year end of 6.0%. Although higher than last year’s levels, inventories contain significantly less clearance merchandise than last year and are well positioned with merchandise for the upcoming spring season as well as better in-stocks of basics. Enhanced inventory management, with improvement in seasonal transitions, has helped to drive more profitable sales. In addition, Catalog/Internet inventories are higher than last year, as planned, to reflect Catalog/Internet’s improved sales trends. This higher inventory level has resulted in a significant improvement in filling customers’ orders.

J. C. Penney Company, Inc.	16

Debt Percent to Total Capital

The Company manages its capital structure to ensure financial flexibility and access to capital, at a competitive cost, necessary to accomplish its business strategies. Management considers all on-and off-balance sheet debt in evaluating the Company’s overall liquidity position and capital structure. Off-balance sheet debt consists of the present value of operating leases (PVOL), which are a fundamental part of the Company’s store operations. While the debt percent to total capital, including off-balance sheet debt, is not intended to be a substitute for the comparable GAAP measure, management believes that this approach is a more comprehensive and realistic view of financial leverage. Debt investors and the credit rating agencies also consider off-balance sheet debt when evaluating financial leverage.

Debt Percent to Total Capital

($ in millions)	2003	2002	2001
Short-term investments(1)	$(2,986)	$(2,468)	$(2,834)
Short-term debt	18	13	15
Long-term debt(2)	5,356	5,173	6,060
Net debt	2,388	2,718	3,241
PVOL(3)	657	659	794

Total debt, including PVOL	3,045	3,377	4,035
Consolidated equity	5,425	6,370	6,129

Total capital(4)	$8,470	$9,747	$10,164

Debt percent to total capital	30.6%	29.9%	34.6%
Debt percent to total capital, including PVOL	36.0%	34.6%	39.7%

(1)	Includes restricted balances of $87 million, $86 million and $114 million in 2003, 2002 and 2001, respectively.

(2)	Includes current maturities, capital leases and other.

(3)	PVOL is the estimated present value of operating leases.

(4)	Eckerd PVOL of $3.3 billion, $2.9 billion and $2.8 billion for 2003, 2002 and 2001, respectively, and securitization of receivables of approximately $200 million each year, have been excluded for all periods presented due to being reported as a discontinued operation.

The Company’s capital structure in 2003 was positively impacted by improved earnings, which contributed to the approximately $379 million of positive free cash flow generated from continuing operations. Overall, however, the 2003 debt percent to total capital increased slightly due to the reduction to equity of $1.3 billion to reflect Eckerd at fair value and the related tax effect of a potential sale transaction, as discussed in Note 2.

As the Company proceeds with the divestiture of its drugstore operations, proceeds from such a transaction will be used to further strengthen the Company’s financial position and capital structure. Through an appropriate mix of both common stock repurchases and long-term debt retirements, management will seek to deliver value to the Company’s shareholders and support the long-term objective of improving the Company’s bond credit ratings. Going forward, the Company’s financing strategy will remain focused on preserving both strong liquidity and financial flexibility as management works to improve the performance of both Department Stores and the Catalog/Internet operation.

See discussion of financing transactions on page 14.

RISK MANAGEMENT

Management recognizes its responsibility to proactively manage risks effectively in order to maximize enterprise value (defined as the combined market value of the Company’s debt and equity) to investors. A certain degree of risk is inherent in operating a three-channel retailing organization. The Company has an enterprise-wide risk management framework in place to identify, measure and manage risks. The Company’s organizational structure, both at the Board and Company management levels, plays a critical role in maintaining an effective overall risk management process, as highlighted by the following risk management and monitoring processes:

Independent Oversight — There are various committees at the Board of Directors’ level that oversee the risk governance activities of the senior management committees. The Audit Committee of the Board of Directors is responsible for discussion of guidelines and policies to govern the process by which risk assessment and management is undertaken. In addition, the Audit Committee reviews with management the system of internal controls and financial reporting that is relied upon to provide reasonable assurance of compliance with the Company’s operational risk management processes. The Finance Committee of the Board of Directors reviews the Company’s overall financing plan and dividend policy, as well as the liquidity position of the Company, discussed below. The Human Resources and Compensation Committee of the Board of Directors oversees senior management committees responsible for retirement and welfare plans, equity and other compensation plans.

Executive Management Committee — Sets the overall strategic direction and financial targets for the Company, defines the enterprise-wide risk tolerance levels consistent with overall business strategies, recommends capital and operating budgets to the Board of Directors, and is responsible for managing the portfolio of risks throughout the enterprise.

•	The Finance Liquidity Team, under the oversight of the Executive Committee, monitors the Company’s liquidity and cash flows as they relate to operating performance, inventory and working capital requirements, capital expenditures, financing and compliance with debt and bank covenants.

Capital Appropriations Committee — Reviews and approves individual capital and systems projects and ensures proper capital allocation consistent with the overall capital expenditure plan.

Disclosure and Controls Review Committee (DCRC) and Sarbanes-Oxley (SOX) Steering Committee — The DCRC is made up of senior executives of the Company, including the CEO. The DCRC ensures that the Company’s established disclosure controls and certification process are adhered to. The SOX Steering Committee oversees the implementation of the corporate control procedures of Section 404 of the Sarbanes-Oxley Act (Section 404) to ensure that the Company has proper

17	J. C. Penney Company, Inc.

controls and documentation to provide the assurance and required reporting in fiscal 2004, when Section 404 becomes effective.

Independent Support Functions — Internal Audit, Legal, Controller’s/Finance and Treasurer’s support the Company’s risk management function. They operate independently of the operating divisions of the Company. As an important component of the Company’s control structure, the Internal Audit department reports functionally to the Audit Committee of the Board of Directors, and administratively to the Company’s General Counsel. Internal Audit performs reviews and test work to ensure that: (a) risks are appropriately identified and managed; (b) interaction with various internal governance groups, such as the legal compliance team, occurs as needed; (c) significant financial, managerial and operating information is reliable and timely; (d) associates’ actions are in compliance with policies, standards, procedures, and applicable laws and regulations; (e) resources are acquired economically, used efficiently and adequately protected; (f) quality and continuous improvement are fostered in the organization’s control process; and (g) significant legislative or regulatory issues impacting the organization are recognized and addressed appropriately. The legal compliance team is responsible for ensuring that all areas of the Company have effective procedures in place to comply with various laws and regulations and any changes thereto.

Categories of Risk

Management defines risk as the potential deviation from planned operating results that may have a negative impact on investor enterprise value in the short or long term. The deviation can arise from inadequate or ineffective internal processes or systems, external events or Company personnel. The Company’s key risks and related risk mitigation/management practices are discussed below:

Business

•	Strategic — The Company’s key business risk is the successful execution of the five-year turnaround plan for Department Stores and Catalog/Internet to achieve competitive levels of profitability.

The Company has strategies and processes in place to ensure that the turnaround is successful and progresses on target. The overriding goal is to re-establish and solidify the customer franchise and strengthen customer confidence that JCPenney consistently offers fashion-right, quality merchandise at value prices. The primary initiatives for Department Stores and Catalog/Internet are to improve the merchandise assortments through more fashionable items with good quality and value, support the offerings with compelling marketing programs, improve the visual appeal of the store environment and catalogs, reduce the expense structure to more competitive levels and focus on having the right people in the right jobs.

While results have been positive for the most recent three years and indicate that the Company is on track in achieving its financial targets, the turnaround is complex and the Company will face continued challenges in the execution of its strategic initiatives.

An important factor in the Company’s turnaround is the ability of Department Stores to operate under a centralized merchandising model. Certain information technology systems have been purchased (and others are in various stages of development) to plan merchandise assortments, allocate inventory and stock stores, better track sales trends to enable prompt replenishment and manage pricing. To efficiently handle inventory flow, the Company has completed the roll-out of centralized logistics store support centers. The effectiveness of these systems and processes is an important component of the Company’s ability to have the right inventory in the right place, at the right time and at the right price.

•	Management — The Human Resources Committee ensures that processes are in place to provide competitive compensation packages, human resource development and training, and management succession plans. As part of the strategy to return the Company to competitive levels of profitability, management has hired seasoned individuals, including executive level and others with a breadth of experience in merchandising, marketing, buying and allocation under a centralized model, as well as to manage Catalog and Internet operations.

Financial

•	Financial Position and Liquidity — The Company’s strong financial position and liquidity substantially mitigates the strategic business risk inherent during the turnaround period. To support the Company’s previously stated turnaround initiatives, in 2001 management developed a long-term financing strategy to strengthen the Company’s liquidity position. The primary goal of the Company’s strategy is to ensure financial flexibility and access to capital over the turnaround timeframe. This will allow adequate time to restore the profitability of the Company to competitive levels and to increase capital spending to fund planned department store renewals, new freestanding stores and relocations, and to make additional investments in technology.

Achieving a competitive level of profitability will enable the Company to generate a competitive level of capital resources for investment in its businesses on a sustainable basis. Competitive operating profit margins are necessary to restore the Company’s return on invested capital and return on stockholders’ equity to retail industry standards, and thereby improve the Company’s access to the capital markets. In addition, management believes that it is important to restore the Company’s credit ratings to investment-grade levels and thereby enhance shareholder value.

The Company’s financing strategy has been effectively executed over the 2000-2003 period. As a result, the Company’s financial position has strengthened significantly over this period

J. C. Penney Company, Inc.	18

and continues to provide the resources to support its strategic and operational needs. Longer term, a strong financial position is dependent on the Company achieving a competitive level of profitability on a sustainable basis.

Operational

•	Merchandise Selection and Allocation — Key to the Company’s success is the ability to buy merchandise assortments – the right styles, the right colors and the right sizes. The pricing strategy and value proposition must be appropriate for the Company’s target customers and in-stock positions need to be optimized based on sales trends.

  Professionals have been hired with expertise in buying for a particular merchandise division under a centralized business model. Additionally, as discussed above, systems and logistics centers were rolled out to better allocate and flow inventory to stores, better track sales trends to enable prompt replenishment and manage pricing.

  The Company could be impacted by logistical or other issues faced by suppliers, or have an interruption in one of its own logistics store support centers. However, the Company has a diversified supplier base, both domestic and foreign, and is not dependent, to any material extent, on any single supplier. Additionally, contingency plans are in place to provide alternate distribution channels for inventory, should the need arise.

•	Systems — The Company’s operations are dependent upon the integrity, security and consistent operation of various systems and data centers, including the point-of-sale systems in the stores, data centers that process transactions, communication systems and various software applications used throughout the Company to track inventory flow, process transactions and generate performance and financial reports.

  The Company seeks to minimize operational risk associated with communication and information systems through the development of back-up systems and emergency plans. The Company has in place a detailed disaster recovery plan, which has been tested, and focuses on getting systems up and running in the event of any business interruption. There is a process in place to provide regular associate training, operating instructions and site visits to help limit operational defects or mistakes.

Consumer Market

•	Reputation — The Company’s success depends not only on its ability to re-establish and solidify the customer franchise by consistently offering fashion-right, quality merchandise at value prices, but equally on the maintenance of its reputation among many constituents – customers, suppliers, investors, regulators, as well as the general public – for business practices of the highest quality.

  Attention to integrity and reputation has always been a key aspect of the Company’s practices and maintenance of reputation is the responsibility of everyone in the organization. The Company supports this individual responsibility in many ways, including a code of ethics, training, policies and oversight functions throughout the organization.

•	Competition, Economic Conditions and Customers’ Changing Tastes and Values — Competitive risk, the economy and consumer attitudes are each important risk factors that could impact a retail channel’s or the entire Company’s performance. The Company monitors its market share and its positioning in the retail market and adjusts its strategy as appropriate. Typical adjustments might include relocating stores, reviewing merchandise offerings or pricing, changing merchandise allocations among various store formats and locations based on customer demand shifts, and changing marketing programs.

  The Company has multiple delivery channels (i.e., Department Stores, Catalog and the Internet), and many different product lines, both by type of product (e.g., home, apparel, accessories and jewelry) and brand (i.e., national, private and exclusive). These factors provide diversification and a level of mitigation relative to the Company’s overall market risk.

  While the Company has processes in place to adjust to competitive and economic factors, every company is subject to unknown or sudden shifts in consumer spending patterns or overall economic factors.

Other Risk Factors

The Company’s business is subject to other risk factors, both internal and external, that may impact future operating and financial performance, such as regulatory and legal risks, changes in tax laws, inflation, and the possibility of catastrophic events, either natural or man-made. The Company has a number of integrated programs in place to mitigate the financial impact from property losses or third-party liability claims; each year management reviews the level of risk that will be retained by the Company and the portion of risk that will be supported by conventional insurance contracts.

ACCOUNTING FOR STOCK OPTIONS

The Company has a stock option program for approximately 1,500 executives and senior management. Over the past several years, the Company’s annual net stock option grants (stock options granted during the year, less any forfeitures or terminations) under this program have averaged about 1.5% of outstanding shares, including the common stock equivalent of preferred shares. On January 31, 2004, options to purchase 24.5 million shares of common stock, representing 8.6% of total shares, were outstanding, of which 17.6 million were exercisable. Of the exercisable options, about 56% were “in-the-money” or had an exercise price below the closing end-of-year stock price of $26.18. See Note 13 for more details about the Company’s stock option program.

The Company follows Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) which

19	J. C. Penney Company, Inc.

does not require expense recognition for stock options granted when the exercise price of the option equals, or exceeds, the fair market value of the common stock on the date of grant. See Note 1 on page 28 for further information about the Company’s stock option accounting policy.

The FASB is currently reviewing the accounting for stock options, and may require the use of the fair value method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation.” In addition, on February 19, 2004, the International Accounting Standards Board issued accounting rules that require the expensing of stock options, and the FASB is working to align U.S. accounting with international standards. As required by SFAS No. 123 for companies retaining APB 25 accounting, the Company discloses the estimated impact of fair value accounting for stock options issued. See Note 1 on page 28.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” which establishes criteria to identify variable interest entities (VIE) and the primary beneficiary of such entities. An entity that qualifies as a VIE must be consolidated by its primary beneficiary. All other holders of interests in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with the VIE. FIN 46 was revised in December 2003 and is effective for financial statements of public entities that have special-purpose entities, as defined, for periods ending after December 15, 2003. For public entities without special-purpose entities, it is effective for financial statements for periods ending after March 15, 2004. The Company does not have any special-purpose entities, as defined (other than an entity within its discontinued operations that was established for the purpose of selling securitized receivables and is fully described in the 2002 Annual Report), and is currently evaluating the provisions of this statement. The Company does not expect FIN 46 to have a material effect on its financial statements.

FISCAL YEAR 2004

In February 2004, management communicated guidance for 2004, which is discussed below.

Sales

Comparable department store sales are expected to increase by about 2% for the year. First quarter sales are expected to exceed the 2% guidance due in part to last year’s weak first quarter results, while fourth quarter sales are expected to be flat due to a calendar shift resulting from the 53rd week in 2003.

For the year, total department store sales are expected to be flat to up slightly on a 52-week basis, reflecting 2003 closures of unprofitable stores. On a 53-week basis, total department store sales are expected to decline about 1%.

Catalog/Internet sales are expected to increase low-single digits each quarter and for the year.

Gross Margin

Management expects JCPenney’s gross margin ratio to increase modestly, reflecting additional benefits from the centralized business model, and improved supply chain efficiencies.

SG&A Expenses

Management expects SG&A expenses to be leveraged. This includes savings from the initial phase of the Company’s cost reduction program. Additional actions will be announced and implemented during the balance of 2004 and 2005, and any subsequent actions may result in additional SG&A expense savings and/or related charges in 2004. Non-cash pension expense will decline by at least $30 million in 2004 as a result of improved performance in the equity markets in 2003 as well as the $300 million discretionary pension contribution made in 2003.

Operating Profit

Operating profit is expected to increase to about 5.2% of sales, with year-over-year improvement planned in each quarter.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report, including the Chairman’s letter, may contain forward-looking statements made within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from predicted results. The Company’s forward-looking statements are based on assumptions about many important factors, including competitive conditions in the retail industry; changes in consumer confidence and spending in the United States; direct-to-customer strategy and other initiatives; anticipated cash flow; general economic conditions, such as higher interest rates and unemployment; and normal business uncertainty. In addition, the Company typically earns a disproportionate share of its operating income in the fourth quarter due to holiday buying patterns, which are difficult to forecast with certainty. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of such factors that could cause actual results to differ materially from predicted results. The Company intends the forward-looking statements in this Annual Report to speak only at the time of its release and does not undertake to update or revise these projections as more information becomes available.

J. C. Penney Company, Inc.	20

COMPANY STATEMENT ON FINANCIAL INFORMATION

The Company is responsible for the integrity and objectivity of the consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present fairly, in all material respects, the Company’s results of operations, financial position and cash flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment as to the outcome of future conditions and circumstances. Financial information contained elsewhere in this Annual Report is consistent with that included in the consolidated financial statements.

The Company has established and maintains a system of internal accounting controls that provides reasonable assurance as to the integrity of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The internal accounting control system includes careful selection and development of employees, appropriate division of duties, and written accounting and operating policies and procedures. The system is enhanced by periodic reviews by the Company’s internal auditors and independent auditors, and a written Code of Ethics adopted by the Company’s Board of Directors, applicable to and communicated to all management employees of the Company. The system is continually reviewed, evaluated and where appropriate, modified to accommodate current conditions. In addition, the Company has an internal Disclosure and Controls Review Committee, comprised of management from each functional area within the Company, which performs a separate review of the Company’s disclosure controls.

KPMG LLP, independent auditors, are appointed by the Audit Committee of the Company’s Board of Directors and ratified by the Company’s stockholders. They were engaged to render an opinion regarding the fair presentation of the Company’s consolidated financial statements. Their audit, the report upon which appears below, was conducted in accordance with auditing standards generally accepted in the United States of America, and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

The Audit Committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The Committee meets periodically with the independent auditors, internal auditors and financial officers of the Company to review the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audits. In addition, the Committee is responsible for the appointment, compensation, retention and oversight of the Company’s independent auditors. Both the internal auditors and the independent auditors have free access to the Audit Committee without management present.

Robert B. Cavanaugh

Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of

J. C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and Subsidiaries as of January 31, 2004 and January 25, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and Subsidiaries as of January 31, 2004 and January 25, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the Notes to the Consolidated Financial Statements, the Company changed its method of determining inflation/deflation rates used in the valuation of LIFO inventories in fiscal year 2002, and the Company adopted the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in fiscal year 2002.

Dallas, Texas

February 26, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions, except per share data)	2003	2002	2001
Retail sales, net	$17,786	$17,633	$18,092
Cost of goods sold	11,166	11,299	12,010

Gross margin	6,620	6,334	6,082
Selling, general and administrative expenses	5,830	5,634	5,529
Net interest expense	261	226	231
Real estate and other (income)/expense	(17)	59	48

Income from continuing operations before income taxes	546	415	274
Income tax expense	182	130	92

Income from continuing operations	$364	$285	$182

Discontinued operations, net of income tax expense/(benefit) of $876, $49 and $(9)	$(1,292)	$120	$(84)

Net (loss)/income	$(928)	$405	$98
Less: preferred stock dividends	25	27	29

Net (loss)/income applicable to common stockholders	$(953)	$378	$69
Earnings per share from continuing operations:
Basic	$1.25	$0.96	$0.58
Diluted	$1.21	$0.95	$0.57
(Loss)/earnings per share:
Basic	$(3.50)	$1.41	$0.26
Diluted	$(3.13)	$1.36	$0.26

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

($ in millions, except per share data)	2003	2002
Assets
Current assets
Cash and short-term investments	$2,994	$2,474
Receivables (net of bad debt reserves of $5 and $4)	233	224
Merchandise inventory (net of LIFO reserves of $43 and $49)	3,156	2,970
Prepaid expenses	130	90

Total current assets	6,513	5,758
Property and equipment, net	3,515	3,604
Prepaid pension	1,320	1,150
Goodwill	42	35
Other assets	556	491
Assets of discontinued operations (net of fair value adjustment of $450 and $0)	6,354	6,749

Total Assets	$18,300	$17,787

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$2,551	$2,274
Short-term debt	18	13
Current maturities of long-term debt	242	276
Deferred taxes	943	—

Total current liabilities	3,754	2,563
Long-term debt	5,114	4,897
Deferred taxes	1,217	1,159
Other liabilities	804	782
Liabilities of discontinued operations	1,986	2,016

Total Liabilities	12,875	11,417
Stockholders’ Equity
Preferred stock, no par value and stated value of $600 per share; authorized, 25 million shares; issued and outstanding, 0.5 million and 0.6 million shares Series B ESOP convertible preferred	304	333
Common stock, par value $0.50 per share; authorized, 1,250 million shares; issued and outstanding 274 million and 269 million shares	3,531	3,423
Reinvested earnings	1,728	2,817
Accumulated other comprehensive (loss)	(138)	(203)

Total Stockholders’ Equity	5,425	6,370

Total Liabilities and Stockholders’ Equity	$18,300	$17,787

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

($ in millions)	Preferred Stock	Common Stock	Reinvested Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Stockholders’ Equity
January 27, 2001	$399	$3,294	$2,636	$(70)	$6,259
Net income			98		98
Unrealized gain on investments				12	12
Reclassification adjustment for gains included in income from continuing operations, net of taxes				(1)	(1)
Currency translation adjustments				(29)	(29)
Non-qualified plan minimum liability adjustment				(51)	(51)
Other comprehensive income from discontinued operations				2	2

Total comprehensive income					31
Dividends declared			(161)		(161)
Common stock issued		30			30
Preferred stock redeemed	(36)				(36)
Vesting of restricted stock awards		6			6

January 26, 2002	363	3,330	2,573	(137)	6,129

Net income			405		405
Unrealized gain on investments				8	8
Reclassification adjustment for gains included in income from continuing operations, net of taxes				(3)	(3)
Currency translation adjustments				(54)	(54)
Non-qualified plan minimum liability adjustment				(7)	(7)
Other comprehensive (loss) from discontinued operations				(10)	(10)

Total comprehensive income					339
Dividends declared			(161)		(161)
Common stock issued		89			89
Preferred stock redeemed	(30)				(30)
Vesting of restricted stock awards		4			4

January 25, 2003	333	3,423	2,817	(203)	6,370

Net (loss)			(928)		(928)
Unrealized gain on investments				41	41
Currency translation adjustments				25	25
Non-qualified plan minimum liability adjustment				(24)	(24)
Reclassification adjustment for currency translation loss included in discontinued operations				25	25
Other comprehensive (loss) from discontinued operations				(2)	(2)

Total comprehensive (loss)					(863)
Dividends declared			(161)		(161)
Common stock issued		104			104
Preferred stock redeemed	(29)				(29)
Vesting of restricted stock awards		4			4

January 31, 2004	$304	$3,531	$1,728	$(138)	$5,425

The accompanying notes are an integral part of these Consolidated Financial Statements.

J. C. Penney Company, Inc.	24

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	2003	2002	2001
Cash flows from operating activities:
Income from continuing operations	$364	$285	$182
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Asset impairments, PVOL and other unit closing costs	35	77	67
Depreciation and amortization	394	369	369
Net gains on sale of assets	(51)	(18)	(84)
Company contributions to savings and profit sharing plans	—	47	58
Benefit plans expense/(income)	135	30	(73)
Pension contribution	(300)	(300)	—
Stock-based compensation	9	6	8
Deferred taxes	137	96	18
Change in cash from:
Receivables	3	(13)	28
Inventory	(100)	43	348
Prepaid expenses and other assets	(36)	(17)	(29)
Accounts payable and accured expenses	94	53	(401)
Current income taxes payable	(17)	(102)	(162)
Other liabilities	145	(34)	111

Net cash provided by operating activities	812	522	440

Cash flows from investing activities:
Capital expenditures	(373)	(315)	(315)
Proceeds from sale of discontinued operations	20	—	1,306
Proceeds from sale of assets	100	38	61

Net cash (used in)/provided by investing activities	(253)	(277)	1,052

Cash flows from financing activities:
Change in short-term debt	5	(2)	15
Net proceeds from the issuance of long-term debt	607	27	630
Payment of long-term debt, including capital leases	(450)	(926)	(257)
Common stock issued, net	52	30	30
Preferred stock redeemed	(29)	(30)	(36)
Dividends paid, preferred and common	(160)	(161)	(161)

Net cash provided by/(used in) financing activities	25	(1,062)	221

Cash (paid to)/received from discontinued operations	(64)	451	183

Net increase/(decrease) in cash and short-term investments	520	(366)	1,896
Cash and short-term investments at beginning of year	2,474	2,840	944

Cash and short-term investments at end of year	$2,994	$2,474	$2,840

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer, operating 1,020 JCPenney department stores throughout the United States and Puerto Rico and 58 Renner Department Stores in Brazil. The Company sells family apparel, jewelry, shoes, accessories and home furnishings to customers through Department Stores, Catalog and the Internet. In addition, the Department Stores provide services, such as salon, optical, portrait photography and custom decorating, to customers.

Basis of Presentation

The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders’ ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP’s outstanding debt securities. The guarantee by the Holding Company of certain of JCP’s outstanding debt securities is full and unconditional. The Holding Company and its consolidated subsidiaries, including JCP, are collectively referred to in this Annual Report as “Company” or “JCPenney,” unless indicated otherwise.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

The most significant estimates relate to inventory valuation under the retail method, specifically permanent reductions to retail prices (markdowns) and adjustments for shortages (shrinkage); valuation of long-lived and intangible assets, including goodwill; and valuation allowances and reserves, specifically those related to closed stores, workers’ compensation and general liability, environmental contingencies, income taxes and litigation. Closed store reserves are established for the estimated present value of lease obligations (PVOL) and other exit costs. Workers’ compensation and general liability reserves are based on actuarially determined estimates of claims that have been reported, as well as those incurred but not yet reported resulting from historical experience and current data. Environmental remediation reserves are estimated using a range of potential liability, based on the Company’s experience and consultation with independent engineering firms and in-house legal counsel, as appropriate. Income taxes are estimated for each jurisdiction in which the Company operates. Deferred tax assets are evaluated for recoverability, and a valuation allowance is recorded if it is deemed more likely than not that the asset will not be realized. Litigation reserves are based on management’s best estimate of potential liability, with consultation of in-house and outside counsel, and are based upon a combination of litigation and settlement strategies.

Fiscal Year

The Company’s fiscal year ends on the last Saturday in January. Fiscal 2003, which contained 53 weeks, ended January 31, 2004; fiscal 2002 ended January 25, 2003; and fiscal 2001 ended January 26, 2002. Both fiscal 2002 and 2001 contained 52 weeks. The accounts of Renner are on a calendar-year basis.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. None of the reclassifications impacted the Company’s net earnings/(loss) in any period.

Merchandise and Services Revenue Recognition

Revenue, net of returns, is recorded at the point of sale when payment is made and customers take possession of the merchandise in department stores, at the point of shipment of merchandise ordered through Catalog/Internet or, in the case of services, the customer has received the benefit of the service, such as salon, portrait, optical or custom decorating. Commissions earned on sales generated by licensed departments are included as a component of retail sales. Shipping and handling fees charged to customers are also recorded as retail sales with related costs recorded as cost of goods sold. An allowance has been established for estimated merchandise returns.

Prior to January 2002, the Company recorded revenue on a Catalog/Internet order when the customer picked up and paid for the merchandise at a department store.

J. C. Penney Company, Inc.	26

Advertising

Advertising costs, which include newspaper, television, radio and other media advertising, are expensed either as incurred or the first time the advertising occurs, and were $1,118 million, $1,028 million and $893 million for 2003, 2002 and 2001, respectively. These totals include catalog book costs of $264 million, $260 million and $269 million for 2003, 2002 and 2001, respectively. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the productive life of the catalog, not to exceed eight months. Included in other assets are deferred catalog book costs of $77 million as of January 31, 2004 and $73 million as of January 25, 2003.

Vendor Allowances

The Company receives vendor support in the form of cash payments or allowances through a variety of programs, including cooperative advertising, markdown reimbursements, vendor compliance and defective merchandise. The Company has agreements in place with each vendor setting forth the specific conditions for each allowance or payment. Depending on the arrangement, the Company either recognizes the allowance as a reduction of current costs or defers the payment over the period the related merchandise is sold. If the payment is a reimbursement for costs incurred, it is offset against those related costs; otherwise, it is treated as a reduction to the cost of merchandise.

For cooperative advertising programs, the Company generally offsets the allowances against the related advertising expense. Many of these programs require proof-of-advertising to be provided to the vendor to support the reimbursement of the incurred cost. Programs that do not require proof-of-advertising are monitored to ensure that the allowance provided by each vendor is a reimbursement of costs incurred to advertise for that particular vendor. If the allowance exceeds the advertising costs incurred on a vendor specific basis, then the excess allowance for the vendor is recorded as a reduction of merchandise cost.

Markdown reimbursements are negotiated by the buying team after the related merchandise is sold and the markdown information is known; consequently, they are credited directly to cost of goods sold in the period received.

Vendor compliance charges reimburse the Company for incremental merchandise handling expenses incurred due to a vendor’s failure to comply with the Company’s established shipping or merchandise preparation requirements. Due to the strict recordkeeping requirements and related cost/benefit considerations, vendor compliance arrangements entered into after December 31, 2002 are recorded as a reduction of the cost of the merchandise. Allowances or cash from vendor compliance arrangements entered into prior to December 31, 2002 are recorded as a reduction of merchandise handling costs.

The accounting policices described above are in compliance with Emerging Issues Task Force 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” and were adopted by the Company in the first quarter of 2003. This adoption resulted in lower net income of $9 million in 2003 compared to 2002.

Pre-Opening Expenses

Costs associated with the opening of new stores are expensed in the period incurred.

Retirement-Related Benefits

In December 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits.” This statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” This statement retains the disclosure requirements contained in SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. Most provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003. The Company implemented the required provisions of SFAS No. 132 (revised 2003) for the year ended January 31, 2004, and has early adopted the disclosures relating to estimated future benefit payments for the qualified pension plan. See Note 15.

The Company accounts for its defined benefit pension plans and its non-pension postretirement benefit plans using actuarial models required by SFAS No. 87 and SFAS No. 106. These models effectively spread changes in asset values, the pension obligation and assumption changes systematically and gradually over the employee service periods. One of the principal components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of the expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long -term returns are designed to approximate the actual long-term returns, and therefore, result in a pattern of income and expense that more closely matches the pattern of services provided by employees. Differences between actual and expected returns are recognized gradually in net periodic pension expense or offset by future gains or losses.

The Company uses long-term historical actual return data, the mix of investments that comprise plan assets and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.

The discount rate assumptions used for pension and non-pension postretirement benefit plan accounting reflect the rates available on AA-rated corporate bonds on the October 31 measurement date of each year. The rate of compensation increase is

27	J. C. Penney Company, Inc.

another significant assumption used in the actuarial model for pension accounting and is determined based upon the Company’s long-term plans for such increases. For retiree medical plan accounting, the health care cost trend rates do not have a material impact since dollar limits have been placed on Company contributions.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Earnings/(Loss) per Common Share

Basic earnings per share (EPS) is computed by dividing net income/(loss) less dividend requirements on the Series B ESOP Convertible Preferred Stock, net of tax as applicable, by the weighted average number of common shares outstanding for the period. Except when the effect would be anti-dilutive at the continuing operations level, the diluted EPS calculation includes the impact of restricted stock units and shares that could be issued under outstanding stock options as well as common shares that would result from the conversion of convertible debentures and convertible preferred stock. In addition, the related interest on convertible debentures (net of tax) and preferred stock dividends (net of tax) are added back to income, since these would not be paid if the debentures or preferred stock were converted to common stock.

Stock-Based Compensation

The Company has a stock-based compensation plan, which is discussed more fully in Note 13. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related Interpretations. No stock-based employee compensation cost is reflected in net income for stock options, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense for restricted stock awards with pro rata vesting is recorded on a straight-line basis over the vesting period, which typically ranges from one to five years.

The following table illustrates the effect on net (loss)/income and EPS as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock options.

($ in millions, except EPS)	2003	2002	2001
Net (loss)/income, as reported	$(928)	$405	$98
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5	3	5
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(26)	(23)	(24)

Pro forma net (loss)/income	$(949)	$385	$79
(Loss)/earnings per share:
Basic—as reported	$(3.50)	$1.41	$0.26
Basic—pro forma	$(3.58)	$1.34	$0.19
Diluted—as reported	$(3.13)	$1.36	$0.26
Diluted—pro forma	$(3.20)	$1.30	$0.19

The Company used the Black-Scholes option-pricing model to estimate the grant date fair value of its stock option grants for the periods presented above. The following Black-Scholes assumptions were used to estimate the grant date fair value of stock options:

Option Assumptions	2003	2002	2001
Dividend yield	3.9%	3.9%	4.2%
Expected volatility	42.4%	40.0%	40.2%
Risk-free interest rate	3.4%	4.7%	4.8%
Expected option term	7 years	7 years	5 years
Weighted-average fair value of options at grant date	$6.07	$6.32	$4.36

Comprehensive Income/(Loss)

Comprehensive income/(loss) consists of two components: net income/(loss) and other comprehensive income/(loss). Other comprehensive income/(loss) is the sum of currency translation adjustments, unrealized gains/(losses) on investments and non-qualified plan minimum liability adjustments. Other comprehensive income/(loss) is presented in the Consolidated Statements of Stockholders’ Equity.

Cash and Short-Term Investments

All highly liquid investments with original maturities of three months or less are considered to be short-term investments. The short-term investments consist primarily of eurodollar time deposits and money market funds and are stated at cost, which approximates fair market value.

Total cash and short-term investments were $2,994 million and $2,474 million for 2003 and 2002, respectively, and included restricted short-term investment balances of $87 million and $86 million for the same periods. Restricted balances are pledged as

J. C. Penney Company, Inc.	28

collateral for import letters of credit not included in the bank credit facility and for a portion of casualty insurance program liabilities. Cash and short-term investments on the consolidated balance sheet included $8 million and $6 million of cash for 2003 and 2002, respectively.

Receivables, Net

Net Renner credit card receivables were $89 million and $66 million as of year-end 2003 and 2002, respectively. The corresponding allowance for bad debts was $5 million and $4 million at the end of 2003 and 2002, respectively. Also included in this classification are notes and miscellaneous receivables.

Merchandise Inventories

Inventories are valued primarily at the lower of cost (using the last-in, first-out or “LIFO” method) or market, determined by the retail method for department stores and store support centers (SSCs) and average cost for Catalog/Internet and regional warehouses. The lower of cost or market is determined on an aggregate basis for similar types of merchandise. To estimate the effects of inflation/deflation on ending inventory, an internal index measuring price changes from the beginning to the end of the year is calculated using merchandise cost data at the item level. Prior to 2002, the internal index was based on retail prices. Retail pricing is influenced by such factors as changes in pricing strategies, competitive pricing and changes in styles and fashion, particularly in apparel merchandise. All these factors make it difficult to estimate inflation/deflation rates. Accordingly, management changed the basis of the calculation to vendor cost because it would result in a more accurate measure of inflation/deflation rates used to adjust inventory cost under the LIFO method of inventory valuation. The change resulted in a LIFO provision for 2002 of $6 million versus a credit of $17 million under the prior method. For 2002, net income was lower by $14 million and both basic and diluted EPS were lower by $0.06 as a result of this change. The cumulative effect of the accounting change and pro forma amounts for periods prior to 2002 are not determinable because cost data is not available to calculate internal indices for years prior to 2002.

The total Company LIFO (credits)/charges included in cost of goods sold were $(6) million, $6 million and $(9) million in 2003, 2002 and 2001, respectively. If the first-in, first-out or “FIFO” method of inventory valuation had been used instead of the LIFO method, inventories would have been $43 million and $49 million higher at January 31, 2004 and January 25, 2003, respectively.

Property and Equipment, Net

($ in millions)	Estimated Useful Lives (Years)	2003	2002
Land	—	$206	$210
Buildings	50	2,554	2,539
Furniture and equipment	3-20	2,203	2,292
Leasehold improvements(1)		674	685
Accumulated depreciation		(2,122)	(2,122)

Property and equipment, net		$3,515	$3,604

(1)	Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the term of the lease.

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed primarily by using the straight-line method over the estimated useful lives of the related assets.

Routine maintenance and repairs are expensed when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in net income.

Capitalized Software Costs

Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software, generally between three and seven years. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that it allows the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period incurred.

Goodwill and Other Intangible Assets

Management evaluates the recoverability of goodwill and other indefinite-lived intangible assets annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. One of the triggering events for possible goodwill impairment is a “more-likely-than-not” expectation that the reporting unit will be sold. Given the fact that as of year-end 2003 management had been authorized by the Board of Directors to sell Eckerd and was engaged in active negotiations with interested parties, a goodwill impairment review was performed at the Eckerd reporting level.

Management completed the two-step impairment test prescribed by SFAS No. 142, “Goodwill and Other Intangible Assets.” In step one of the test, to determine the fair value of Eckerd as a whole, management developed an estimate based on the bid amounts received, and determined that, as of year-end 2003, an indication of impairment existed because the carrying amount of Eckerd net assets, including goodwill, exceeded fair value. In step two, management completed a detailed analysis to assign fair values to all of the Eckerd assets and liabilities, including identifying and valuing any unrecognized intangible assets that have current value. Management compared the resulting implied fair value of goodwill to the corresponding carrying amount, and determined that there was no impairment of goodwill as of year-end 2003. However, see Note 2 for a related discussion of the presentation of Eckerd results and financial condition as a discontinued operation as of year-end 2003, and related adjustments to reduce the Company’s investment in Eckerd to the fair value less costs to sell, and reflect the estimated tax impact of a potential sale.

Management also performed the annual evaluation of goodwill as it relates to the Company’s investment in its Renner Department Stores in Brazil. The fair value of the Company’s Renner Department Store operation was determined using the expected present value of corresponding future cash flows, discounted at a risk-adjusted rate. Management concluded that there was no evidence of impairment as of year-end 2003.

Since the Company adopted SFAS No. 142 at the beginning of 2002, to present comparable data for 2001 the following table

29	J. C. Penney Company, Inc.

provides a reconciliation of reported income/(loss) and earnings/(loss) per share to adjusted income/(loss) and earnings/(loss) per share, as if SFAS No. 142 had been adopted at the beginning of 2001:

		2001 Earnings/(Loss) Per Share
	Income/(Loss)	Basic	Diluted
Reported income from continuing operations	$182	$0.58	$0.57
Add back: goodwill amortization, net of tax	1	—	—

Adjusted income from continuing operations	$183	$0.58	$0.57

Reported (loss) from discontinued operations	$(84)	$(0.32)	$(0.31)
Add back: goodwill and tradename amortization, net of tax	71	0.27	0.27

Adjusted (loss) from discontinued operations	$(13)	$(0.05)	$(0.04)

Reported net income	$98	$0.26	$0.26
Add back: goodwill and tradename amortization, net of tax	72	0.27	0.27

Adjusted net income	$170	$0.53	$0.53

The 2003 change in the carrying amount of goodwill for continuing operations was as follows:

($ in millions)	Goodwill
Balance as of January 25, 2003	$35
Foreign currency translation adjustment	7

Balance as of January 31, 2004	$42

Amortization of goodwill for continuing operations was $1 million in 2001, before the adoption of SFAS No. 142.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Factors considered important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant changes in the manner of use of the assets or the Company’s overall business strategies. For long-lived assets held for use, SFAS No. 144 requires that if the sum of the future cash flows expected to result from the use and eventual disposition of a company’s long-lived assets, undiscounted and without interest charges, is less than the reported value of those assets, an evaluation must be performed to determine if an impairment loss has been incurred. The amount of any impairment loss is calculated by subtracting the fair value of the assets from the reported value of the assets. SFAS No. 144 requires that a long-lived asset to be abandoned be considered held and used until it is disposed of. For a long-lived asset to be disposed of by sale or otherwise, the unit of accounting is the group (disposal group) that represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with these assets that will be transferred in the transaction. SFAS No. 144 establishes six criteria that must be met before a long-lived asset may be classified as “held for sale.” Assets that meet those criteria are no longer depreciated and are measured at the lower of carrying amount at the date the asset initially is classified as held for sale or its fair value less costs to sell. See Note 2 for discussion of the presentation of Eckerd net assets as held for sale and the adjustment recorded as of year-end 2003 to reduce the Company’s investment in Eckerd to the fair value less costs to sell.

Based on management’s ongoing review of the performance of its portfolio of stores and other facilities, impairment losses totaling $26 million, $47 million and $42 million in 2003, 2002 and 2001, respectively, were recorded for underperforming department stores and underutilized Catalog and other facilities. These charges are reflected in Real Estate and Other (Income)/Expense, which is a component of Income from Continuing Operations in the accompanying Consolidated Statements of Operations. See further discussion in Note 16.

Exit or Disposal Activity Costs

Beginning in the third quarter of 2002, when the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” costs associated with exit or disposal activities are recorded at their fair values when a liability has been incurred. A liability is recorded upon termination of a contract or when the rights under the contract are no longer being used. Since the Company has an established program for termination benefits upon the closing of a facility, termination benefits are generally considered part of an ongoing benefit arrangement, and accounted for under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” and recorded when payment of the benefits is considered probable and reasonably estimable. Under prior accounting guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred.

Foreign Currency Translation

Financial statements of subsidiaries outside the U.S. are measured using the local currency as the functional currency. Assets and liabilities for these subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, while revenues and expenses are translated using average currency rates during the reporting period. Adjustments from such translations are accumulated in the equity section of the Consolidated Balance Sheets under Accumulated Other Comprehensive (Loss).

Effect of New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” which establishes criteria to identify variable interest entities (VIE) and the primary beneficiary of such entities. An entity that qualifies as a VIE must be consolidated by its primary beneficiary. All other holders of interests in a VIE must disclose the nature, purpose, size and

J. C. Penney Company, Inc.	30

activity of the VIE as well as their maximum exposure to losses as a result of involvement with the VIE. FIN 46 was revised in December 2003 and is effective for financial statements of public entities that have special-purpose entities, as defined, for periods ending after December 15, 2003. For public entities without special-purpose entities, it is effective for financial statements for periods ending after March 15, 2004. The Company does not have any special-purpose entities, as defined (other than an entity within its discontinued operations that was established for the purpose of selling securitized receivables and is fully described in the 2002 Annual Report), and is currently evaluating the provisions of this statement. The Company does not expect FIN 46 to have a material effect on its financial statements.

2	DISCONTINUED OPERATIONS

Eckerd Drugstores

During the fourth quarter of fiscal 2003, the Company’s Board of Directors authorized Company management to sell the Eckerd Drugstore operation. Management is currently in active negotiations with interested parties. Having met the criteria of SFAS No. 144, Eckerd’s net assets have been classified as “held for sale” and their results of operations and financial position presented as a discontinued operation as of year-end 2003. All prior periods presented have been reclassified to conform to this accounting treatment.

For fiscal 2003, the $1,275 million loss from Eckerd discontinued operations, net of tax, includes a non-cash charge of $450 million to reflect the investment in Eckerd at its estimated fair value less costs to sell and a charge of $875 million to recognize an estimated deferred tax liability for the excess of estimated fair value over the tax basis of Eckerd’s net assets. The tax basis of Eckerd is lower than its book basis because the Company’s drugstore acquisitions were largely tax-free transactions. See further discussion of management’s evaluation of potential goodwill impairment under SFAS No. 142 in Note 1.

The fiscal 2003 loss from discontinued operations excludes the future operating results and any future gains or losses resulting from the pending sale of Eckerd. The final financial impact of the pending sale of Eckerd is dependent upon the results of the final negotiations with the ultimate buyer(s).

Mexico Department Stores

Effective November 30, 2003, the Company closed on the sale of its six Mexico department stores to Grupo Sanborns S.A. de C.V. of Mexico City. The stock sale transaction, which included the Mexico holding company and operating companies comprising JCPenney’s Mexico department store operation, resulted in a loss of $14 million, net of a $27 million tax benefit. The loss was principally related to currency translation losses of $25 million accumulated since operations began in 1995 that were previously reflected as reductions to stockholders’ equity. Additional components of the loss include potential liability on certain store leases, inventory shrinkage and transaction costs.

Direct Marketing Services

In 2001, the Company closed on the sale of its J. C. Penney Direct Marketing Services, Inc. (DMS) assets, including its J. C. Penney Life Insurance subsidiaries and related businesses, to a U.S. subsidiary of AEGON, N.V. DMS was reflected as a discontinued operation in the 2000 Annual Report, with an estimated net loss of $296 million on a planned sale. In 2001, the transaction closed earlier than anticipated, resulting in an additional loss of $16 million. In 2002, tax regulation changes enabled the Company to take additional capital loss deductions, resulting in a $34 million gain on the sale of discontinued operations for the year. In 2003, the tax liability was reduced by $4 million because of a tax audit.

The Company’s financial statements have been presented to reflect Eckerd, Mexico and DMS as discontinued operations for all periods presented. Results of the discontinued operations are summarized below:

Discontinued Operations

($ in millions)	2003	2002	2001
Eckerd
Net sales	$15,137	$14,643	$13,847

Gross margin	3,487	3,419	3,113
Selling, general and administrative expenses	(3,196)	(3,007)	(2,905)
Interest expense(1)	(163)	(161)	(153)
Acquisition amortization	(40)	(42)	(120)
Other	(7)	(5)	1
Fair value adjustment	(450)	—	—

(Loss)/income before income taxes	(369)	204	(64)
Income tax expense	906 (2)	75	1

Eckerd (loss)/income from operations	(1,275)	129	(65)

Mexico (loss) from operations, net of income tax expense/ (benefit) of $1, $ 8 and $ (4)(3)	(7)	(43)	(3)
(Loss) on sale of Mexico, net of income tax (benefit) of $ (27)	(14)	—	—
Gain/(loss) on sale of DMS, net of income tax (benefit) of $(4), $(34) and $ (6)	4	34	(16)

Total discontinued operations	$(1,292)	$120	$(84)

(1)	Eckerd interest expense consists primarily of interest on the intercompany loan between Eckerd and JCPenney. The loan balance was initially based on the allocation of JCPenney debt to the Eckerd business to reflect a competitive capital structure within the drugstore industry. Since inception, the loan balance has fluctuated based on Eckerd cash flow requirements. The loan balance, together with accrued interest and other intercompany payables, was $1,212 million, $1,151 million and $1,597 million at the end of 2003, 2002 and 2001, respectively. The loan bears interest at JCPenney’s weighted average interest rate on its net debt (long-term debt net of short-term investments) calculated on a monthly basis. The weighted average interest rate was 13.76% for 2003, 12.05% for 2002 and 9.05% for 2001.

(2)	Includes $875 million of deferred income tax expense for the book/tax basis difference.

(3)	Components of Mexico operations are not presented due to immateriality.

31	J. C. Penney Company, Inc.

The assets and liabilities of discontinued operations were as follows:

	2003	2002
($ in millions)	Eckerd	Eckerd	Mexico	Total
Cash and short-term investments	$7	$8	$6	$14
Receivables	441	494	3	497
Merchandise inventory	1,986	1,963	12	1,975
Prepaid expenses	33	27	1	28

Total current assets	2,467	2,492	22	2,514
Property and equipment, net	1,468	1,297	—	1,297
Goodwill	2,269	2,269	—	2,269
Intangible assets	443	494	—	494
Other assets	157	172	3	175

Total Assets	$6,804	$6,724	$25	$6,749

Accounts payable and accrued expenses	$1,422	$1,439	$—	$1,439
Current deferred taxes	87	91	—	91

Total current liabilities	1,509	1,530	—	1,530
Long-term deferred taxes	218	232	—	232
Other liabilities	259	254	—	254

Total Liabilities	$1,986	$2,016	$—	$2,016

JCPenney’s net investment	$4,818	$4,708	$25	$4,733
Fair value adjustment	(450)

Fair value of JCPenney’s investment in Eckerd	$4,368

As of January 31, 2004, Eckerd securitized managed care receivables totaled $218 million. This securitization program would be terminated and the debt paid upon closing of a sale of Eckerd. The unwinding of the securitization transaction was included in the determination of the Eckerd fair value adjustment.

3	EARNINGS PER SHARE

Income from continuing operations and shares used to compute income per share from continuing operations, basic and diluted, are reconciled below:

(in millions)	2003	2002	2001
Income from continuing operations	$364	$285	$182
Less: preferred stock dividends	25	27	29

Income from continuing operations, basic	$339	$258	$153
Adjustment for assumed dilution: Interest of 5% convertible debt, net of tax	22	22	—

Income from continuing operations, diluted	$361	$280	$153

Shares:
Average common shares outstanding (basic shares)	272	267	263
Adjustment for assumed dilution:
Stock options and restricted stock units	2	3	4
Shares from convertible debt	23	23	—

Average shares assuming dilution (diluted shares)	297	293	267

The following average potential shares of common stock were excluded from the diluted EPS calculations because their effect would be anti-dilutive:

(shares in millions)	2003	2002	2001
Stock options(1)	8	9	9
$650 million notes convertible at $28.50 per share	—	—	7
Preferred stock	11	11	13

Total anti-dilutive potential shares	19	20	29

(1)	Exercise prices per share ranged from $20 to $71, $21 to $71 and $23 to $71 for 2003, 2002 and 2001, respectively.

4	SUPPLEMENTAL CASH FLOW INFORMATION

($ in millions)	2003	2002	2001
Income taxes paid	$50	$136	$225
Interest paid	420	422	420
Interest received	188	198	201

2003

•	The Company issued 2.4 million shares of common stock to fund the 2002 contribution of $47 million to the savings plan.

2002

•	The Company issued 2.9 million shares of common stock to fund the 2001 contribution of $58 million to the savings plan.

•	The Company exchanged certain notes and debentures with a carrying amount of $227 million for new notes recorded at a fair value of $225 million.

5	OTHER ASSETS

($ in millions)	2003	2002
Real estate investments	$169	$106
Leveraged lease investments	134	131
Capitalized software, net	97	94
Deferred catalog book costs	77	73
Debt issuance costs, net	52	46
Other	27	41

Total	$556	$491

J. C. Penney Company, Inc.	32

6	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

($ in millions)	2003	2002
Trade payables	$1,167	$993
Accrued salaries, vacation and bonus	409	413
Customer gift cards/certificates	179	172
Interest payable	132	122
Taxes payable	119	98
Advertising payables	79	72
Workers’ compensation and general liability insurance	63	63
Common dividends payable	35	34
Other(1)	368	307

Total	$2,551	$2,274

(1)	Other includes various components that are individually insignificant such as general accrued expenses related to operations and fixed asset accruals.

7	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and Short-Term Investments

The carrying amount approximates fair value because of the short maturity of these instruments.

Short-Term and Long-Term Debt

Carrying value approximates fair value for short-term debt. The fair value of long-term debt, excluding capital leases, is estimated by obtaining quotes from brokers or is based on current rates offered for similar debt. At January 31, 2004, total notes and debentures had a carrying value of $5.3 billion and a fair value of $5.9 billion. At January 25, 2003, total notes and debentures had a carrying value of $5.2 billion and a fair value of $4.9 billion.

Concentrations of Credit Risk

The Company has no significant concentrations of credit risk.

8	SHORT-TERM DEBT

The Company’s Brazilian subsidiary, Renner, had short-term debt outstanding of $18 million at January 31, 2004 and $13 million at January 25, 2003.

Credit Facility

In May 2002, the Company entered into a three-year, $1.5 billion revolving bank line of credit (credit facility) with a syndicate of banks with JPMorgan Chase Bank as administrative agent. This credit facility replaced a $1.5 billion facility that was scheduled to expire in November 2002 and a $630 million letter of credit facility. The credit facility may be used for general corporate purposes, including the issuance of letters of credit. No borrowings, other than the issuance of trade and standby letters of credit, which totaled $227 million as of the end of 2003, have been made under this credit facility.

Under the credit facility, the Company must maintain an asset coverage ratio, which is eligible inventory to total revolving credit exposure, of at least 1.75 to 1.0. Given that there were no borrowings other than the issuance of letters of credit, this ratio was 14.1 to 1.0 at year-end 2003, far exceeding the requirement.

Additionally, the credit facility includes a financial performance covenant, which consists of a maximum ratio of total debt to consolidated EBITDA (leverage ratio, as defined in the credit agreement, which includes Eckerd) as measured on a trailing four-quarters basis, calculated at each quarter end. As of year-end 2003, the actual leverage ratio was 3.31 to 1.0, well within the prescribed limit of 4.25 to 1.0.

Any indebtedness incurred by the Company under the credit facility is collateralized by all eligible Department Stores and Catalog/Internet domestic inventory, as defined in the credit facility agreement. The security interest can be released as performance improvements are achieved and credit ratings by the rating agencies improve. Pricing is tiered based on the corporate credit ratings for the Company by Moody’s and Standard & Poor’s. Obligations under the credit facility are guaranteed by J. C. Penney Company, Inc. and JCP Real Estate Holdings, Inc., which is a wholly owned subsidiary of the Company.

9	LONG-TERM DEBT

($ in millions)	2003	2002
Issue
6.125% to 9.0% Notes, due 2003 to 2097	$2,165	$1,928
7.125% to 8.125% Debentures, due 2016 to 2037	1,525	1,525
6.5% to 7.05% Medium-term notes, due 2005 to 2015	493	493
5.0% Convertible subordinated notes, due 2008	650	650
8.25% to 9.75% Sinking fund debentures, due 2021 to 2022	313	392
6.0% Original issue discount debentures, due 2006(1)	167	156
6.35% to 7.33% Equipment financing notes, due 2007	21	25

Total notes and debentures	5,334	5,169
Capital lease obligations and other	22	4

Total long-term debt, including current maturities	5,356	5,173
Less: current maturities	(242)	(276)

Total long-term debt	$5,114	$4,897

(1)	Face amount of these OID debentures is $200 million.

Issuance of $600 Million Debt

On February 28, 2003, the Company issued $600 million principal amount of 8.0% Notes Due 2010 (“Notes”). The Notes are redeemable in whole or in part, at the Company’s option at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such Notes or (b) the sum of the present values

33	J. C. Penney Company, Inc.

of the remaining scheduled payments, discounted to the redemption date on a semi-annual basis at the “treasury yield” plus 50 basis points, together in either case with accrued interest to the date of redemption.

Payments Related to Put Bonds and Sinking Fund Debt

In August 2003, bondholders exercised their option to redeem approximately $117 million of the $119 million 6.9% Debentures Due 2026. During the year, the Company retired $62 million of its sinking fund debentures through mandatory payments totaling $25 million and available optional sinking fund payments totaling $37 million. Also in 2003, the Company purchased approximately $17 million of the 8.25% Sinking Fund Debentures Due 2022 and will apply them to unspecified future mandatory sinking fund payments.

Payment of Notes Due

In November 2003, the outstanding amount of the Company’s 6.125% Notes Due 2003, totaling $246 million, matured and was paid in full.

Debt Covenants

The Company has indentures covering approximately $755 million of long-term debt that contain a financial covenant requiring the Company to have a minimum of 200% net tangible assets to senior funded indebtedness (as defined in the indenture, which includes Eckerd). These indentures permit the Company to issue additional long-term debt if it is in compliance with the covenant. At year-end 2003 the Company’s percentage of net tangible assets to senior funded indebtedness was 245%.

Other

The $650 million of 5% Convertible Subordinated Notes Due 2008 are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of the Company’s common stock at a conversion price of $28.50 per share, subject to certain adjustments. The notes are subordinated to the Company’s senior indebtedness. The notes will not be subordinated to the Company’s trade payables or other general creditors of the Company. The notes are structurally subordinated to all indebtedness and other liabilities of the Company and its subsidiaries. The Company may redeem the notes on or after October 20, 2004.

The 7.4% Debentures Due 2037, principal amount of $400 million, contain put options where the investor may elect to have the debenture redeemed at par on April 1, 2005. Assuming these debenture holders exercise their repayment options, required principal payments on long-term debt over the next five years are as follows:

($ in millions)

2004	2005	2006	2007	2008	2009-2097
$242	$629	$236	$559	$878	$2,845

10	INTEREST EXPENSE, NET

($ in millions)	2003	2002	2001
Short-term debt	$6	$4	$—
Long-term debt	429	403	426
Short-term investments	(30)	(41)	(50)
Other, net	20	22	10
Less: Interest expense of discontinued operations(1)(2)	(164)	(162)	(155)

Total	$261	$226	$231

(1)	Includes interest expense from Mexico Department Stores of $1 million, $1 million and $2 million in 2003, 2002 and 2001, respectively.

(2)	See Note 2 for explanation of interest expense allocated to Eckerd.

11	CAPITAL STOCK

The Company had 46,524 stockholders of record as of January 31, 2004. On a combined basis, the Company’s savings plans, including the Company’s employee stock ownership plan (ESOP), held 44 million shares of common stock or 15.5% of the Company’s common shares after giving effect to the conversion of preferred stock.

Preferred Stock

The Company has authorized 25 million shares of preferred stock; 505,759 and 554,426 shares of Series B ESOP Convertible Preferred Stock were issued and outstanding as of January 31, 2004 and January 25, 2003, respectively. Each share is convertible into 20 shares of the Company’s common stock at a guaranteed minimum price of $30 per common share. Dividends are cumulative and are payable semi-annually at an annual rate of $2.37 per common share equivalent, a yield of 7.9%. Shares may be redeemed at the option of the Company or the ESOP under certain circumstances. The redemption price may be satisfied in cash or common stock or a combination of both, at the Company’s sole discretion.

Preferred Stock Purchase Rights

In January 2002, in connection with the Holding Company formation, the Board of Directors issued one preferred stock purchase right on each outstanding and future share of common stock. JCP’s then-existing rights plan, which was established in March 1999 with terms substantially similar to those of the Company’s 2002 plan, was simultaneously amended so that it expired. The new rights entitle the holder to purchase, for each right held, 1/1000 of a share of Series A Junior Participating Preferred Stock at a price of $140. The rights are exercisable by the holder upon the occurrence of certain events and are redeemable by the Company under certain circumstances as described by the rights agreement. The rights agreement contains a three-year independent director evaluation (TIDE) provision. This TIDE feature provides that a committee of the Company’s independent directors will review the rights agreement at least every three years and, if they deem it appropriate, may recommend to the Board a modification or termination of the rights agreement.

J. C. Penney Company, Inc.	34

12	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME

($ in millions)	2003		2002	2001
Foreign currency translation adjustments(1)	$(115)		$(140)	$(86)
Non-qualified plan minimum liability adjustment(2)	(82)		(58)	(51)
Net unrealized gains on investments(3)	60		19	14
Other comprehensive (loss) from discontinued operations	(1	)(4)	(24)	(14)

Accumulated other comprehensive (loss)	$(138)		$(203)	$(137)

(1)	A deferred tax asset has not been established due to the historical reinvestment of earnings in the Company’s Brazilian subsidiary.

(2)	Shown net of a deferred tax asset of $52 million, $39 million and $33 million for 2003, 2002 and 2001, respectively.

(3)	Shown net of a deferred tax liability of $32 million, $10 million and $8 million for 2003, 2002 and 2001, respectively.

(4)	Shown net of a deferred tax asset of $1 million for 2003.

13	STOCK-BASED COMPENSATION

In May 2001, the Company’s stockholders approved a new 2001 Equity Compensation Plan (2001 Plan), which initially reserved 16 million shares of common stock for issuance, plus 1.2 million shares reserved but not subject to awards under the Company’s 1997 and 2000 equity plans. The 2001 Plan provides for grants to associates of options to purchase the Company’s common stock, stock awards or stock appreciation rights. No future grants will be made under the 1997 and 2000 plans. At January 31, 2004, 8.7 million shares of stock were available for future grants. Stock options and awards typically vest over performance periods ranging from one to five years. The number of option shares is fixed at the grant date, and the exercise price of stock options is generally set at the market price on the date of the grant. The 2001 Plan does not permit stock options below grant date market value. Options have a maximum term of 10 years. Over the past several years, the Company’s net stock option grants (stock options granted during the year, less any forfeitures or terminations) have averaged about 1.5% of total outstanding stock.

Stock Options

At January 31, 2004, options to purchase 24.5 million shares of common stock were outstanding. If all options were exercised, common shares outstanding (including common equivalents of outstanding preferred stock) would increase by 8.6%. At the end of 2003, 17.6 million, or 72% of the 24.5 million outstanding options, were exercisable. Of those, 56% were “in-the-money” or had an exercise price below the closing price of $26.18 on January 31, 2004, as shown in the following schedule:

(shares in thousands, price is weighted average exercise price)
	Exercisable			Unexercisable			Total
	Shares	%	Price	Shares	%	Price	Shares	%	Price
In-the-money	9,930	56%	$17.44	6,785	99%	$18.80	16,715	68%	$17.99
Out-of-the-money(1)	7,712	44%	45.27	50	1%	32.21	7,762	32%	45.16

Total options outstanding	17,642	100%	$29.59	6,835	100%	$18.93	24,477	100%	$26.61

(1)	Out-of-the-money options are those with an exercise price equal to or above the closing price of $26.18 at the end of 2003.

A summary of stock option activity follows:

(shares in thousands, price is weighted average exercise price)
	Outstanding		Exercisable
	Shares	Price	Shares	Price
January 27, 2001	18,167	$33	6,592	$48
Granted	3,402	16
Exercised	(56)	17
Canceled/forfeited	(2,823)	29

January 26, 2002	18,690	$30	5,840	$48
Granted	4,993	20
Exercised	(610)	15
Canceled/forfeited	(806)	38

January 25, 2003	22,267	$28	14,551	$33
Granted	5,136	20
Exercised	(1,843)	17
Canceled/forfeited	(1,083)	39

January 31, 2004	24,477	$27	17,642	$30

The following table summarizes stock options outstanding at January 31, 2004:

(shares in thousands, price is weighted average)
	Outstanding			Exercisable
Exercise price range	Shares	Price	Remaining term (years)	Shares	Price
$9.32-$16.00	3,755	$15.01	6.4	3,681	$15.04
$16.06-$19.80	8,696	18.10	8.1	2,374	16.39
$20.01-$24.80	4,223	20.35	8.0	3,844	20.31
$25.31-$28.57	303	27.36	7.2	243	27.17
$32.05-$40.84	3,784	36.17	4.5	3,784	36.17
$43.00-$44.31	680	43.40	2.4	680	43.40
$47.69-$50.91	1,423	48.11	2.2	1,423	48.11
$55.31-$71.28	1,613	67.25	2.6	1,613	67.25

Total	24,477	$26.61	6.4	17,642	$29.59

35	J. C. Penney Company, Inc.

The Company follows the intrinsic value expense recognition provisions of APB 25 as permitted by SFAS No. 123. As a result, no compensation expense is recognized for stock options. As required by SFAS No. 123, the Company estimates the pro forma effect of recording the estimated Black-Scholes fair value of stock options as expense over the vesting period. See Note 1.

Stock Awards

The Company awarded approximately 364,000, 227,000 and 133,000 shares of stock to employees with weighted-average grant-date fair values per share of $19.43, $20.09 and $15.94, respectively, in 2003, 2002 and 2001, respectively. Total expense recorded for stock-based employee compensation awards was $8.2 million, $5.1 million and $7.5 million in 2003, 2002 and 2001, respectively.

The 2001 Plan also provides for grants of restricted stock awards and stock options to outside members of the Board of Directors. Restricted stock awards acquired by such directors are not transferable until a director terminates service. The Company granted shares of common stock totaling 36,682, 21,266 and 18,608 to outside members of the Board of Directors in 2003, 2002 and 2001, respectively. Total expense recorded for these directors’ awards was $0.7 million, $0.5 million and $0.4 million in 2003, 2002 and 2001, respectively.

14	LEASES

The Company conducts the major part of its operations from leased premises that include retail stores, Catalog/Internet fulfillment centers, warehouses, offices and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $231 million in 2003, $252 million in 2002 and $266 million in 2001, including contingent rent, based on sales, of $23 million, $24 million and $24 million for the three years, respectively.

JCPenney also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $80 million in 2003, $85 million in 2002 and $74 million in 2001.

As of January 31, 2004, future minimum lease payments for non-cancelable operating and capital leases were:

($ in millions)	Operating	Capital
2004	$213	$5
2005	186	5
2006	145	5
2007	112	5
2008	99	3
Thereafter	415	—

Total minimum lease payments	$1,170	$23

Present value	$657	$20
Weighted average interest rate	9.2%	5.9%

In December 2003, JCP notified the third party service providers of the six outsourced SSCs of its intent to terminate their services during the first half of 2004. In accordance with the related service contracts, JCP will assume financial responsibility for the building and equipment leases upon termination. The future minimum lease payments under the current third-party agreements for 2004, 2005, 2006, 2007, 2008 and after five years are $16 million, $17 million, $22 million, $11 million, $11 million and $43 million, respectively.

15	RETIREMENT BENEFIT PLANS

The Company provides retirement and other postretirement benefits to substantially all employees (associates), except for associates hired or rehired on or after January 1, 2002, who are not eligible for retiree medical or dental coverage. These benefits are an important part of the Company’s total compensation and benefits program designed to attract and retain qualified and talented associates. The Company’s retirement benefit plans consist of a non-contributory qualified pension plan (primary pension plan), non-contributory supplemental retirement and deferred compensation plans for certain management associates, a 1997 voluntary early retirement program, a contributory medical and dental plan, and a 401(k) and employee stock ownership plan. Total Company expense for all retirement-related benefit plans was $207 million, $106 million and $33 million in 2003, 2002 and 2001, respectively. These plans are described in more detail below. See Management’s Discussion and Analysis under Critical Accounting Policies on pages 9-10 for additional discussion of the Company’s defined benefit pension plan and Note 1 on pages 27-28 for the Company’s accounting policies regarding retirement-related benefits.

Defined Benefit Retirement Plans Primary Pension Plan — Funded

The Company and certain of its subsidiaries provide a non-contributory pension plan to associates who have completed at least 1,000 hours of service generally in a 12 consecutive month period and have attained age 21. The plan is funded by Company contributions to a trust fund, which is held for the sole benefit of participants and beneficiaries. Participants generally become 100% vested in the plan after five years of employment or at age 65. Pension benefits are calculated based on an associate’s average final pay, an average of the social security wage base, and the associate’s credited service (up to 35 years), as defined in the plan document.

Estimated Future Benefit Payments

($ in millions)	Pension Benefits(1)
2004	$196
2005	204
2006	213
2007	222
2008	233
2009-2013	1,327
(1)	Does not include plan expenses.

Supplemental Retirement Plans — Unfunded

The Company has unfunded supplemental retirement plans, which provide retirement benefits to certain management associates and other key employees. The Company pays ongoing benefits from operating cash flow and cash investments. The primary plans are a Supplemental Retirement Plan, a Benefit Restoration Plan and a Voluntary Early Retirement Plan. Benefits for the Supplemental Retirement Plan and Benefits Restoration Plan are based on length of service and final average compensation. The Benefit Restoration Plan is intended to make up benefits that could not be paid by the qualified pension plan due to governmental limits on the amount of benefits and the level of

J. C. Penney Company, Inc.	36

pay considered in the calculation of benefits. The Supplemental Retirement Plan also offers participants who leave the Company between ages 60 and 62 benefits equal to the estimated social security benefits payable at age 62. Participation in this plan is limited to associates who were profit-sharing management associates at the end of 1995. The Voluntary Early Retirement Program was offered in 1997 to management associates who were at least age 55 with a minimum of 10 years of service and who elected to take early retirement. These plans were amended in December 2003 to provide participants a one-time irrevocable election to receive remaining unpaid benefits over a five-year period in equal annual installments. The Company is in the process of implementing this change, which may increase the Company’s annual cash obligations in 2004 depending on participant elections. Several other smaller plans and agreements are also included.

Expense for Defined Benefit Retirement Plans — Expense is based upon the annual service cost of benefits (the actuarial cost of benefits attributed to a period) and the interest cost on plan liabilities, less the expected return on plan assets for the primary pension plan. Differences in actual experience in relation to assumptions are not recognized immediately, but are deferred and amortized over the average remaining service period. The components of net periodic pension expense were as follows:

Primary Pension Plan Expense/(Income)

($ in millions)	2003	2002	2001
Service costs	$75	$71	$83
Interest costs	195	187	183
Projected return on assets	(249)	(274)	(337)
Net amortization	109	40	6
Curtailment gain	—	—	11

Net periodic pension plan expense/(income)	$130	$24	$(76)

Supplemental Plans Expense

($ in millions)	2003	2002	2001
Service costs	$3	$2	$3
Interest costs	23	19	21
Net amortization	8	9	6

Net supplemental plans expense	$34	$30	$30

Assumptions – The weighted average actuarial assumptions used to determine expense for 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Discount rate	7.10%	7.25%	7.75%
Expected return on plan assets	8.9%	9.5%	9.5%
Salary increase	4.0%	4.0%	4.0%

The discount rate used to measure pension expense each year is the rate as of the beginning of the year (i.e., the prior measurement date). The discount rate is based on a portfolio of high quality corporate bonds with similar average cash flow durations to the pension liability. The rate as of the end of 2003, which will be used to measure 2004 pension expense, was reduced to 6.35%. The expected return on plan assets is based on the plan’s long-term asset allocation policy, historical returns for plan assets and overall capital markets, taking into account current and expected market conditions. The actual one-year return on pension plan assets was approximately 19.5% in 2003, compared to a 6.7% loss in 2002. Given lower asset returns over the past few years and lower expected future returns, the Company lowered the expected rate of return on plan assets from 9.5% to 8.9% as of October 31, 2002, which was used to develop the pension expense for 2003. The combination of assumption changes and poor investment returns in 2002 and 2001 resulted in an increase in 2003 pension expense of $106 million. The Company used 9.5% to develop the 2002 pension expense, which was the expected rate of return as of October 31, 2001.

Funded Status – The table below provides a reconciliation of benefit obligations, plan assets and the funded status of the defined benefit pension and supplemental retirement plans. The projected benefit obligation (PBO) is the present value of benefits earned to date by plan participants, including the effect of assumed future salary increases. Assets used in calculating the funded status are measured at the fair value at October 31 (the plan’s measurement date).

Assets and Obligations

	Pension Plans		Supplemental Plans
($ in millions)	2003	2002	2003	2002
Change in PBO
Beginning of year	$2,839	$2,672	$339	$305
Service and interest costs	270	258	26	21
Actuarial loss	379	89	67	40
Benefits (paid)(1)	(186)	(180)	(27)	(27)

End of year	$3,302	$2,839	$405	$339

Change in fair value of plan assets
Beginning of year	$2,886	$2,977	$—	$—
Company contributions	300	300	27	27
Actual return on assets	523	(211)	—	—
Benefits (paid)(1)	(186)	(180)	(27)	(27)

End of year	$3,523	$2,886	$—	$—

Funded status of plan
Excess of fair value over projected benefits	$221	$47	$(405)	$(339)
Unrecognized losses and prior service cost	1,099	1,103	177	116

Prepaid pension cost/(accrued liability)	$1,320	$1,150	$(228)	$(223)

(1)	Does not include plan administrative expenses.

37	J. C. Penney Company, Inc.

In the PBO reconciliation, the actuarial loss increased from $89 million in 2002 to $379 million in 2003 primarily as a result of interest rates generally declining over this period and the Company lowering the discount rate from 7.10% in 2002 to 6.35% in 2003.

In the reconciliation of the fair value of plan assets, the swing of more than $700 million in the actual return on assets, which is net of plan administrative expenses, was due to the poor capital market returns in 2002 and the market rebound in 2003. The one-year return on plan assets at the October 31 measurement date in 2003 and 2002 was 19.5% and (6.7)%, respectively.

The unrecognized losses, including prior service cost, of $1,099 million will be amortized, subject to a corridor as permitted under SFAS No. 87, as pension expense over the average remaining service period of the covered workforce. Such amortization, included in total pension expense, will reduce the prepaid pension cost.

Assumptions to Determine Obligations — The weighted average actuarial assumptions used to determine benefit obligations at the October 31 measurement dates were as follows:

Assumptions	2003	2002	2001
Discount rate	6.35%	7.10%	7.25%
Salary progression rate	4.0%	4.0%	4.0%

Accumulated Benefit Obligation (ABO) — The ABO is the present value of benefits earned to date, assuming no future salary growth. The ABO for the Company’s primary pension plan was $3.0 billion and $2.6 billion as of October 31, 2003 and 2002, respectively. Plan assets of $3.5 billion at year-end 2003 for the primary pension plan exceeded the ABO by approximately $0.5 billion, due to total cash contributions of $600 million made to the plan during 2003 and 2002, combined with strong asset returns of 19.5% in 2003. The ABO for the Company’s unfunded supplemental pension plans was $372 million and $318 million as of October 31, 2003 and 2002, respectively. The unfunded ABO for the supplemental plans exceeded the recorded liability of $228 million at year-end 2003 by $134 million, which required an additional minimum liability adjustment. See further discussion below.

Additional Minimum Liability — At the measurement date of October 31, the fair value of pension plan assets in the primary pension plan exceeded both the PBO and the ABO. Therefore, the Company was not required to reflect a minimum liability adjustment under SFAS No. 87, which would have removed the prepaid pension cost (asset) of $1.3 billion with the offset of approximately $800 million, net of taxes, charged against stockholders’ equity. The prepaid pension cost carried on the Company’s balance sheet as of year-end 2003 represents pension funding as well as return on plan assets in excess of pension expense recognized through the statement of operations. The prepaid pension cost has accumulated from the inception of the pension plan in 1966 principally as a result of the Company’s policy to target a funded ratio in the range of 110% to 130%.

As a result of the weakness in the global equity markets over the past several years, the pension surplus of the defined benefit pension plan declined from approximately $1.2 billion in 2000 to a surplus of $45 million at the measurement date in 2002. With the strong return on plan assets in 2003, this surplus has increased to $219 million at the 2003 measurement date. A minimum liability adjustment for the supplemental retirement plan was required again in 2003 due to the ABO exceeding the recorded liability.

In addition to the accrued liability for the supplemental retirement plans, the additional minimum liability balance was $134 million and $97 million in 2003 and 2002, respectively. A charge was recorded to stockholders’ equity, net of income tax benefits, as a component of other comprehensive loss in the amount of approximately $24 million. This adjustment does not impact current year earnings or the funding requirements of the plan. See the Consolidated Statements of Stockholders’ Equity for the charge included in other comprehensive income for each year.

Plan Assets

The fair value of pension plan assets as of October 31, 2003 and 2002, by asset category as a percent to total, and target allocation ranges are as follows:

		Plan Assets
Asset Category	Target Allocation Ranges	October 31, 2003	October 31, 2002
Equity securities(1)	65% -75%	62%	58%
Debt securities	15% -25%	20%	21%
Real estate	5% -15%	9%	11%
Cash and other(1)	0% -5%	9%	10%

Total		100%	100%

(1)	Cash investments exceeded the targeted range, and equity securities were less than the targeted range temporarily, due to the timing of contributions relative to investments made in equity and fixed income securities.

Asset Allocation Strategy — The Company’s investment strategy is designed to provide a rate of return that, over the long term, increases the ratio of plan assets to liabilities by maximizing investment return on assets, at an appropriate level of volatility risk. The plan’s asset portfolio is actively managed and invested primarily in equity securities, which have historically provided higher returns than debt portfolios, balanced with fixed income (i.e, debt securities) and other asset classes to maintain an efficient risk/return diversification profile. This strategy allows the pension plan to serve as a funding vehicle to secure benefits for Company associates, while at the same time being cost effective to the Company. The risk of loss in the plan’s equity portfolio is mitigated by investing in a broad range of equity types. Equity diversification includes large-capitalization and small-capitalization companies, growth-oriented and value-oriented investments, and U.S. and non-U.S. securities. Investment types, including high-yield versus investment-grade

J. C. Penney Company, Inc.	38

Notes to the Consolidated Financial Statements

debt securities, illiquid assets such as real estate, the use of derivatives, and Company securities are set forth in written guidelines established for each investment manager and monitored by the Company. Direct investments in JCPenney securities are not permitted, even though ERISA rules allow such investments up to 10% of a plan’s assets. The plan’s asset allocation policy is designed to meet the plan’s future pension benefit obligations. The policy is periodically reviewed and re-balanced if necessary to ensure that the mix continues to be appropriate relative to established targets and ranges.

The Company has an internal Benefit Plan Investment Committee, consisting of senior executives, who have established and oversee risk management practices associated with the management of the plan’s assets. Key risk management practices include having an established and broad decision-making framework in place, focused on long-term plan objectives. This framework consists of the Company, third-party investment managers, a third-party investment consultant, a third-party actuary and a third-party trustee/custodian. The funded status of the plan is monitored with updated market and liability information at least annually. Actual asset allocations are monitored monthly and rebalancing actions are executed at least quarterly, if needed. To manage the risk associated with an actively managed portfolio, the Company reviews each manager’s portfolio on a quarterly basis and has written manager guidelines in place, which are adjusted as necessary to ensure appropriate diversification levels. Also, annual audits of the investment managers are conducted by independent auditors. Finally, to minimize operational risk, the Company utilizes a master custodian for all plan assets, and each investment manager reconciles its account with the custodian at least quarterly, and annual audits of the plan’s financial statements are conducted by the Company’s independent auditors.

Other Postretirement Benefits

The Company provides medical and dental benefits to retirees based on age and years of service. Benefits under these plans are paid through a voluntary employees beneficiary association trust; however, this is not considered to be a pre-funding arrangement under SFAS No. 106. The Company provides a defined dollar commitment toward retiree medical premiums. In 2001, the Company amended these plans to freeze eligibility for retiree coverage and to further reduce and limit the Company’s contributions toward premiums. These changes were accounted for as a negative plan amendment in accordance with SFAS No. 106. Accordingly, the effects of reducing eligibility and Company contributions toward retiree premiums are being amortized over the remaining years of service to eligibility of the active plan participants. The Company began recognizing the costs under the amended plans in the third quarter of 2001. The decrease in the other postretirement expense presented in the table below is due to these plan changes.

Medicare Reform Act — The Company’s accumulated post retirement benefit obligation (APBO) and net cost recognized for other postretirement plans do not reflect the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (Act) passed in December 2003. The provisions of the Act provide for a federal subsidy for plans that provide prescription drug benefits and meet certain qualifications. Specific authoritative guidance on the accounting for the federal subsidy is pending and when that guidance is issued, it could require the Company to change information related to its actuarially determined APBO and net cost for other postretirement benefit plans. There is no impact on 2003 since the measurement date for the Company’s other postretirement benefit plans was October 31, 2003, which was prior to the date the Act was passed.

Postretirement (Income)/Expense

($ in millions)	2003	2002	2001
Service costs	$3	$3	$4
Interest costs	13	16	24
Net amortization	(20)	(16)	(9)

Net periodic postretirement benefit (income)/expense	$(4)	$3	$19

The discount rates used for the postretirement plan are the same as those used for the defined benefit plans, as disclosed on page 37, for all periods presented. Changes in the postretirement benefit obligation are as follows:

Postretirement Benefit Obligation

($ in millions)	2003	2002
Benefit obligation, beginning of year	$186	$227
Service and interest cost	16	19
Participant contributions	37	27
Actuarial (gain)	(27)	(41)
Gross benefits paid	(41)	(46)

Net postretirement obligation	$171	$186

The Company’s postretirement benefit plans were amended in 2001 to reduce the per capita dollar amount of the benefit costs that would be paid by the Company. Thus, changes in the assumed or actual health care cost trend rates do not materially affect the APBO or the Company’s annual expense.

Cash Contributions

Although no additional funding was required under ERISA, the Company made voluntary contributions of $300 million, or $190 million after tax, to its pension plan in October of both 2003 and 2002.

For the qualified pension plan, the Company does not expect to be required to make a contribution in 2004 under ERISA. It may decide to make a discretionary contribution, however, depending on market conditions and the resulting funded position of the plan. The Company’s policy with respect to funding the qualified plan is to fund at least the minimum required by ERISA of 1974, as amended, and not more than the maximum

39	J. C. Penney Company, Inc.

amount deductible for tax purposes. The Company does not currently have minimum funding requirements, as set forth in employee benefit and tax laws. All contributions made to the funded pension plan for 2003 and 2002 were voluntary. Contributions to the unfunded non-qualified supplemental retirement plans are equal to the amount of benefit payments made to retirees throughout the year, and for 2004 are anticipated to be approximately $28 million.

All benefit payments for other postretirement benefits are voluntary, as the postretirement plans are not funded and are not subject to any minimum regulatory funding requirements. Benefit payments for each year represent claims paid for medical and life insurance. The Company estimates the 2004 postretirement plan payments will approximate $12 million and will be made from cash generated from operations.

Defined Contribution Plans

The Company’s Savings, Profit-Sharing and Stock Ownership Plan is a defined contribution plan available to all eligible associates of the Company and certain subsidiaries. Additionally, the Company has a Mirror Plan, which is offered to certain management associates. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the plan. Vesting of Company contributions occurs over a five-year period. The Company contributes to the plan an amount equal to 4.5% of the Company’s available profits, as well as discretionary contributions designed to generate a competitive level of benefits. Total Company contributions for 2003 and 2002 were $45 million and $47 million, respectively, of which discretionary contributions were $19 million and $20 million in each respective year. Associates have the option of reinvesting matching contributions made in Company stock into a variety of investment options, primarily mutual funds.

Total Company expense for defined contribution plans, including the Mirror Plan, for 2003, 2002 and 2001 was $47 million, $49 million and $60 million, respectively.

16	REAL ESTATE AND OTHER (INCOME)/EXPENSE

($ in millions)	2003	2002	2001
Real estate activities	$(28)	$(25)	$(31)
Net gains from sale of real estate	(51)	(16)	(57)
Asset impairments, PVOL and other unit closing costs	57	75	70
Centralized merchandising process (ACT)costs	—	—	36
Other	5	25	30

Total	$(17)	$59	$48

Real Estate Activities and Net Gains from Sale of Real Estate

Real estate activities consist of operating income for the Company’s real estate subsidiaries. The Company recognized net gains on the sale of facilities that were no longer being used in Company operations and investments in real estate partnerships.

Asset Impairments, PVOL and Other Unit Closing Costs

In 2003 the Company recorded charges of $57 million for asset impairments, the present value of lease obligations (PVOL) and other unit closing costs. These costs consisted of $22 million of accelerated depreciation for Catalog facilities closed in the second quarter of 2003, $26 million of asset impairments and $11 million of unit closing costs related primarily to remaining lease obligations. Costs were net of a $2 million reduction to a reserve established as part of the Company’s sale of its proprietary credit card receivables to General Electric Capital Corporation in 1999. This reserve was originally $20 million and was established to cover potential bad debts on certain types of accounts. Remaining reserve balances were $1 million as of January 31, 2004 and $3 million as of January 25, 2003.

The Company recorded charges of $75 million in 2002 related primarily to asset impairments and PVOL for certain department stores, catalog and other facilities. The impairment charges resulted from the Company’s ongoing process to evaluate the productivity of its asset base.

The Company recorded charges of $70 million in 2001, comprised of asset impairments and PVOL and including $28 million of restructuring charges that principally represented adjustments to the 2000 store closing plan and a modification to include two additional units.

Centralized Merchandising Process (ACT) Costs

In 2001, the Company incurred $36 million of costs related to Accelerating Change Together (ACT). ACT was a fundamental rebuilding of the Department Store process and organization, creating a centralized buying organization. ACT required process and organizational restructuring throughout the Company’s corporate and field structure for Department Stores. Incremental ACT costs over the two-year transition period (2000-2001) totaled $91 million. Including $20 million of capitalized hardware and software costs, total ACT expenditures were $111 million. Beginning in 2002, costs associated with centralized merchandising resulting from the ACT initiative are included in operating results.

Other

Other includes operating losses of $10 million in 2002 and $19 million in 2001 related to third-party fulfillment operations that were discontinued in 2002.

J. C. Penney Company, Inc.	40

17	RESTRUCTURING RESERVES

The following table presents the 2003 activity and balances of the reserves established principally in 2000 in connection with the Company’s formal restructuring initiatives:

($ in millions)	Balance 1/25/03	Cash Payments	Other Adjustments	Balance 1/31/04
PVOL	$26	$(14)	$3	$15
Contract cancellations	2	(2)	—	—

Total	$28	$(16)	$3	$15

The current portion of the reserve is $7 million and $17 million for 2003 and 2002, respectively, and is included in accounts payable and accrued expenses. Costs are being charged against the reserves as incurred. Imputed interest expense associated with the discounting of these lease obligations is included in Real Estate and Other (Income)/Expense. Reserves are reviewed for adequacy on a periodic basis and are adjusted as appropriate. The balance of the reserves relates principally to future lease obligations for department stores closed as part of restructuring programs in prior years, and does not include future lease obligations for department stores closed outside the formal plan. Most of the remaining obligations should be paid by the end of 2005 when the majority of the leases will have terminated.

18	INCOME TAXES

Deferred tax assets and liabilities reflected in the accompanying Consolidated Balance Sheets were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities from continuing operations as of January 31, 2004 and January 25, 2003 were comprised of the following:

($ in millions)	2003	2002
Deferred tax assets
Pension and other retiree obligations	$267	$248
Workers’ compensation/general liability	83	85
Accrued vacation pay	51	49
Closed unit reserves	19	28
State taxes and net operating losses	164	133
Other(1)	81	74

Total deferred tax assets	665	617
Less valuation allowance	(108)	(80)

Net deferred tax assets	$557	$537

Deferred tax liability
Depreciation and amortization	$886	$853
Prepaid pension	539	470
Leveraged leases	280	287
Inventories	102	26
Discontinued operations–Eckerd fair value over tax basis	875	—
Other(2)	35	49

Total deferred tax liabilities	2,717	1,685

Net deferred tax (liabilities)	$(2,160)	$(1,148	)(3)

(1)	Includes certain accrued items not deductible for tax purposes until paid, such as deferred compensation and severance benefits. Also includes certain deferred income items currently recognized for tax purposes.

(2)	Includes deferred tax items related to prepaid expenses, property taxes and original issue discount.

(3)	A current deferred tax asset of $11 million is included in Receivables.

At the end of 2003, the Company established an estimated current deferred tax liability of $875 million based on the pending sale of Eckerd. In accordance with SFAS No. 109, a tax liability for the excess of financial reporting basis over the outside tax basis of an investment in a subsidiary shall be recognized when it is apparent that the temporary difference will reverse in the foreseeable future. This criteria was met as of year-end 2003 with Eckerd classified as a discontinued operation.

Deferred tax assets are evaluated for recoverability based on estimated future taxable income. The character and nature of future taxable income may not allow the Company to realize certain tax benefits of state net operating losses (NOLs) within the prescribed carryforward period. Accordingly, a valuation allowance has been established for the amount of deferred tax assets generated by state NOLs which may not be realized.

Deferred tax liabilities are evaluated and adjusted as appropriate considering the progress of audits of various taxing jurisdictions. Management does not expect the outcome of tax audits to have a material adverse effect on the Company’s financial condition, results of operations or cash flow. Many years of data have been incorporated into the determination of tax reserves and the Company’s estimates have been reasonable.

U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates that the Company considers to be permanent investments.

Income tax expense for continuing operations is as follows:

Income Tax Expense for Continuing Operations

($ in millions)	2003	2002	2001
Current
Federal and foreign	$40	$22	$70
State and local	5	13	3

	45	35	73

Deferred
Federal and foreign	126	90	11
State and local	11	5	8

	137	95	19

Total	$182	$130	$92

41	J. C. Penney Company, Inc.

A reconciliation of the statutory federal income tax rate to the effective rate for continuing operations is as follows:

Reconciliation of Tax Rates for Continuing Operations

(percent of pre-tax income)	2003	2002	2001
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax, less federal income tax benefit	2.1	2.8	2.6
Tax effect of dividends on ESOP shares	(2.6)	(6.0)	(2.6)
Other permanent differences and credits	(1.3)	(0.3)	(1.6)

Effective tax rate for continuing operations	33.2%	31.5%	33.4%

The overall tax rates for continuing operations were 33.2%, 31.5% and 33.4% for 2003, 2002 and 2001, respectively. The income tax rate was lower in 2002 than it otherwise would have been because of the tax law change allowing the deductibility of all dividends paid to the Company’s savings plan, with a one-time provision to include certain of the prior year’s dividends with the 2002 deduction.

19	LITIGATION, OTHER CONTINGENCIES AND GUARANTEES

The Company is subject to various legal and governmental proceedings involving routine litigation incidental to the business, including being a co-defendant in a class action lawsuit involving the sale of insurance products by a former subsidiary of the Company. A reserve has been established based on management’s best estimates of the Company’s potential liability in certain of these matters. These estimates have been developed in consultation with in-house and outside counsel and is based upon a combination of litigation and settlement strategies. While no assurance can be given as to the ultimate outcome of these matters, management currently believes that the final resolution of these actions, individually or in the aggregate, will not have a material adverse effect on the results of operations, financial position, liquidity or capital resources of the Company.

In 2002, management engaged an independent engineering firm to evaluate the Company’s established reserves for potential environmental liability associated with facilities, most of which the Company no longer operates. Funds spent to remedy these sites are charged against such reserves. A range of possible loss exposure was developed and the reserve was increased in 2002 to an amount that the Company continues to believe is adequate to cover estimated potential liabilities.

In December 2003, as part of the previously discussed cost savings initiative, JCP notified the third-party service providers of the six SSCs that were initially outsourced of its intent to terminate their services during the first half of 2004. On January 30, 2004, JCP purchased the equipment of four outsourced SSCs for $34 million. In accordance with the related service contracts, JCP will assume financial responsibility for the building and equipment leases upon termination. As of January 31, 2004, JCP’s potential obligation related to the building and equipment leases was $120 million.

JCP, through a wholly owned subsidiary, has investments in 15 partnerships that own regional mall properties, seven as general partner and eight as a limited partner. JCP’s potential exposure to risk is greater in partnerships in which it is a general partner. Mortgages on the seven general partnerships total approximately $345 million; however, the estimated market value of the underlying properties is approximately $600 million. These mortgages are non-recourse to JCP, so any financial exposure is minimal. In addition, the subsidiary has guaranteed loans totaling approximately $18 million related to investments in one real estate investment trust. The estimated market value of the underlying properties significantly exceeds the outstanding mortgage loans, and the loan guarantee to market value ratio is less than 6% as of January 31, 2004. In the event of possible default, the creditors would recover first from the proceeds of the sale of the properties, next from the general partner, then from other guarantors before JCP’s guarantee would be invoked. As a result, management does not believe that any potential financial exposure related to these guarantees would have a material impact on the Company’s financial position or results of operations.

As part of the 2001 DMS sale, the Company signed a guarantee agreement with a maximum exposure of $20 million. This relates to the 1994 sale of a block of long-term care business by a former subsidiary to a third party. As part of the 1994 sale agreement, the purchaser was required to maintain adequate reserves in a trust. The Company’s guarantee is the lesser of any reserve shortfall or $20 million. Any potential claims or losses are first recovered from established reserves, then from the purchaser and finally from any state insurance guarantee fund before the Company’s guarantee would be invoked. It is uncertain if, or when, the Company would be required to pay any claims under this guarantee.

J. C. Penney Company, Inc.	42

QUARTERLY DATA (UNAUDITED)

	First		Second		Third		Fourth
($ in millions, except per share data)	2003	2002	2003	2002	2003	2002	2003	2002
Retail sales, net	$3,711	$3,990	$3,645	$3,606	$4,332	$4,294	$6,098	$5,743
Gross margin	1,456	1,507	1,310	1,302	1,666	1,575	2,188	1,950
Income/(loss) from continuing operations	20	62	(3)	(20)	94	69	253	174
Discontinued operations	41	24	3	14	(14)	54	(1,322)	28

Net income/(loss)	61	86	—	(6)	80	123	(1,069)	202

Earnings/(loss) per common share, diluted:
Continuing operations	0.05	0.20	(0.03)	(0.10)	0.31	0.23	0.83	0.58
Discontinued operations	0.15	0.09	0.01	0.05	(0.04)	0.20	(4.25)	0.10

Net income/(loss)	0.20	0.29	(0.02)	(0.05)	0.27	0.43	(3.42)	0.68

Dividend per common share	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125
Common stock price range:
High	21.47	25.00	19.25	25.70	25.17	19.27	27.50	25.55
Low	16.55	18.83	15.57	14.50	17.25	14.07	22.29	18.45
Close	16.88	21.46	18.07	17.55	24.45	18.92	26.18	19.39

FIVE-YEAR FINANCIAL SUMMARY (UNAUDITED)

(in millions, except per share data)	2003	2002	2001	2000	1999
Results for the year
Retail sales, net	$17,786	$17,633	$18,092	$18,693	$19,277
Percent increase/(decrease)	0.9%	(2.5)%	(3.2)%	(3.0)%	(0.6)%
Income/(loss) from continuing operations	364	285	182	(175)	436
Return on beginning stockholders’ equity – continuing operations	5.7%	4.7%	2.9%	(2.4)%	6.1%
Per common share
Income/(loss) from continuing operations(1)	$1.21	$0.95	$0.57	$(0.79)	$1.54
Dividends	0.50	0.50	0.50	0.825	1.92
Stockholders’ equity	19.12	22.78	22.20	22.68	26.17
Financial position
Capital expenditures	$373	$315	$315	$355	$338
Total assets	18,300	17,787	17,993	19,767	20,884
Long-term debt, including current maturities(2)	5,356	5,173	6,060	5,657	6,466
Stockholders’ equity	5,425	6,370	6,129	6,259	7,228
Other
Common shares outstanding at end of year	274	269	264	263	261
Weighted average common shares:
Basic	272	267	263	262	259
Diluted	297	293	267	262	260

(1)	Calculation excludes the effects of anti-dilutive common stock equivalents.

(2)	Includes capital lease obligations and other.

43	J. C. Penney Company, Inc.

FIVE-YEAR OPERATIONS SUMMARY (UNAUDITED)

	2003	2002	2001	2000	1999
Department Stores and Catalog
Number of department stores:
JCPenney Department Stores
Beginning of year	1,043	1,069	1,108	1,141	1,146
Openings	6	3	10	9	14
Closings	(29)	(29)	(49)	(42)	(19)

End of year	1,020	1,043	1,069	1,108	1,141
Renner Department Stores	58	54	54	49	35

Total Department Stores	1,078	1,097	1,123	1,157	1,176
Gross selling space (square feet in millions)	103.7	105.6	108.3	112.3	114.7
Sales ($ in millions)	$15,088	$15,020	$14,743	$14,520	$14,987
Sales per gross square foot(1)	143	140	135	128	131
Number of Catalog units:
Department Stores	1,015	1,036	1,068	1,107	1,141
Third-party merchants, outlet stores, freestanding sales centers and other	524	523	546	600	919

Total Catalog units	1,539	1,559	1,614	1,707	2,060
Total Catalog/Internet sales ($ in millions)	$2,698	$2,613	$3,349	$4,173	$4,290
Number of employees at end of year (in thousands)	147	156	162	188	190

(1)	Calculation includes the sales of stores that were open for a full year as of each year end. The 2003 calculation excludes sales of the 53rd week.

J. C. Penney Company, Inc.	44

SUPPLEMENTAL DATA (UNAUDITED)

The following information is provided as a supplement to the Company’s audited financial statements.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) of continuing operations was $1,156 million, $1,071 million and $912 million for 2003, 2002 and 2001, respectively. EBITDA is a key measure of cash flow generated and is focused upon by debt investors and the credit rating agencies. It is provided as an alternative assessment of operating performance. It is not intended to be a substitute for generally accepted accounting principles (GAAP) measurements and may vary for other companies. The following reconciles Income from Continuing Operations before Income Taxes (GAAP) to EBITDA (non-GAAP measure).

($ in millions)	2003	2002	2001
Department Stores and Catalog/Internet Continuing Operations
Income from continuing operations before income taxes (GAAP)	$546	$415	$274
Add back/(deduct):
Net interest expense	261	226	231
Real estate and other (income)/expense	(17)	59	48
Depreciation and amortization	372	365	368
LIFO (credit)/charge	(6)	6	(9)

FIFO EBITDA of continuing operations	$1,156	$1,071	$912

Eckerd Discontinued Operations
(Loss)/income before income taxes (GAAP)	$(369)	$204	$(64)
Add back/(deduct):
Net interest expense	163	161	153
Other expense/(income)	7	5	(1)
Fair value adjustment	450	—	—
Acquisition amortization	40	42	120
Depreciation and amortization	301	253	226
LIFO charge	21	20	47

FIFO EBITDA of Eckerd discontinued operations	$613	$685	$481

Common Stock Holdings

The following table shows the approximate ownership percentage of the Company’s common stock by major category as of January 31, 2004:

% Ownership
Institutional	74%
Company savings plans	16%
Individual and other	10%

CORPORATE GOVERNANCE

The Company is aware that many of its stockholders are interested in matters of corporate governance. JCPenney shares this interest and is, and for many years has been, committed to assuring that the Company is managed in a way that is fair to all its stockholders and that allows its stockholders to maximize the value of their investment by participating in the present and future growth of JCPenney. JCPenney has fully implemented the corporate governance standards adopted by the Securities and Exchange Commission and the New York Stock Exchange (NYSE). The Corporate Governance Committee of the Board of Directors reviews developments in the governance area as they affect relations between the Company and its stockholders and makes recommendations to the full Board regarding such issues. A complete listing of the Company’s corporate governance guidelines is available online at www.jcpenney.net.

Independent Board of Directors

In keeping with its long-standing practice, the Company’s Board continues to be an independent board under any reasonable definition, including that recently adopted by the NYSE. Nominees for directors are selected by a committee composed entirely of directors who are not Company employees. The wide diversity of expertise, experience and achievements that the directors possess in business, investments, large organizations and public affairs allows the Board to most effectively represent the interests of all the Company’s stockholders.

Independent Committees

The Audit Committee, Corporate Governance Committee, Finance Committee and Human Resources and Compensation Committee, all standing committees of the Board of Directors, are composed entirely of independent directors. These committees, as well as the entire Board, consult with and are advised by outside consultants and experts in connection with their deliberations, as needed. Copies of the charters of each of these committees are available online at www.jcpenney.net.

Executive Compensation

A significant portion of the cash compensation received by the Company’s executive officers consists of performance incentive compensation payments derived from compensation plan “values.” The amounts of these plan values are directly related to the sales and earnings of the Company and, consequently, vary from year to year based upon Company performance. The total compensation package for the Company’s executive officers is set by the Human Resources and Compensation Committee, which is composed entirely of independent directors and which receives the advice of independent outside consultants. Please refer to the Company’s 2004 Proxy Statement for a report from the Company’s Human Resources and Compensation Committee describing how compensation determinations are made.

Confidential Voting

The Company has a long-standing confidential voting policy. Under this policy, all proxy (voting instruction) cards, ballots and vote tabulations, including telephone and Internet voting records, that identify the particular vote of a stockholder are kept secret from the Company, its directors, officers and employees. Proxies are returned directly to the tabulator, who receives and tabulates the proxies. The final tabulation is inspected by inspectors of election who are independent of the Company, its directors, officers and employees. The identity and vote of a stockholder is not disclosed to the Company, its directors, officers or employees, or any third party except: (1) to allow the independent election inspectors to certify the results of the vote; (2) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (3) in the event of a proxy solicitation based on an opposition proxy statement filed, or required to be filed, with the Securities and Exchange Commission; or (4) in the event a stockholder has made a written comment on such material.

CORPORATE CITIZENSHIP

Community Relations

The Company remains committed to investing in community programs that are important to its customers and its employees. JCPenney’s commitment focuses on three major endeavors. The Company is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high quality after-school programs. The Company supports community health and welfare issues primarily through support of local United Ways nationwide. The Company annually recognizes its associates’ personal volunteer endeavors through the James Cash Penney Awards for Community Service. A more complete review of JCPenney’s community relations efforts is available online at www.jcpenney.net/company/commrel.

Diversity

JCPenney has been a corporate member of the National Minority Supplier Development Council (NMSDC) since 1972 and continues to invest in the NMSDC’s Business Consortium Fund, which makes loans to minority-owned businesses. The Company is a founding member of the Women’s Business Enterprise National Council. In 2003, the Company’s purchases from minority-owned and women-owned businesses totaled $397 million and $264 million, respectively.

Environmental Affairs

The Company’s commitment to doing business in a responsible manner includes a determination to make environmental, health and safety considerations an important factor in corporate decision-making and policy. Copies of “Matters of Principle: JCPenney and Environmental Responsibility” may be obtained as indicated on the inside back cover of this Annual Report.

OTHER CORPORATE INFORMATION (UNAUDITED)

Equal Employment Opportunity

The Company adheres to a policy of equal employment opportunity. The summary below represents employees of the Company and its subsidiaries excluding persons employed in Puerto Rico, foreign countries and the discontinued Eckerd Drugstores. The information delineates female and minority representation in major job categories:

	Total Employed		% Female		% Minority
	2003	1999	2003	1999	2003	1999
Officials, managers and professionals	9,747	12,024	53.3%	56.3%	16.3%	16.7%
Management trainees	87	506	72.4%	77.9%	48.2%	30.8%
Sales workers	75,990	107,932	86.1%	86.2%	28.2%	26.5%
Office and clerical workers	20,668	22,798	88.5%	89.6%	25.5%	25.2%
Technicians, craft workers, operatives, laborers and service workers	33,571	44,978	75.7%	70.5%	32.7%	31.8%

Total	140,063	188,238	81.7%	80.7%	28.1%	26.9%

Supplier Legal Compliance

The Company has a comprehensive and effective program for promoting compliance with labor and other laws in the factories used by its suppliers in the United States and abroad. This program is described in “The JCPenney Supplier Legal Compliance Program,” which may be obtained as indicated on the inside back cover of this Annual Report.

Annual Meeting

The Company’s Annual Meeting of Stockholders will be held at 10:00 a.m. CDT, Friday, May 14, 2004, at the JCPenney Home Office located at 6501 Legacy Drive, Plano, Texas, 75024. You are cordially invited to attend. The Annual Report and Proxy Statement, including a request for proxies, were mailed to stockholders on or about April 9, 2004.